
10012019





Delivering Results

AEGEAN MARINE PETROLEUM NETWORK INC.

2009 Annual Report

Financial Highlights

Markets



4
5
6
11
14
'05
'06
'07
'08
'09

*expected

Bunkering Fleet



12
20
30
40
64
'06
'07
'08
'09
'10*

Volumes Sold



1,746
2,367
3,437
5,200
6,193
'05
'06
'07
'08
'09

(all amounts in USD thousands unless otherwise stated)	2009	2008	2007	2006	2005
Sales of marine petroleum products	2,449,445	2,768,067	1,345,849	790,657	505,605
Cost of marine petroleum products sold	2,266,960	2,594,443	1,251,712	728,637	464,801
Voyage and other revenues	21,515	9,905	7,024	13,155	11,725
Salaries, wages, related costs	47,708	41,666	24,363	12,871	8,958
Depreciation and amortization	21,678	16,557	9,597	5,924	2,862
Other operating expenses	79,492	73,157	39,042	25,920	17,329
Operating income	59,216	52,149	30,798	30,460	23,380
Net interest expense	10,209	11,876	1,483	4,231	2,277
Other non-operating expenses (income)	(482)	358	1,577	2,004	(372)
Net income	48,525	39,915	27,738	24,225	21,475
Basic and diluted EPS	1.13	0.94	0.65	0.84	0.72
Sales volume of marine fuel (metric tons)	6,192,755	5,200,256	3,437,269	2,367,289	1,746,377
Number of markets, end of period	14.00	11.00	6.00	5.00	4.00
Number of owned and operational bunkering tankers, end of period	40.00	30.00	17.00	12.00	10.00
Number of owned and operational storage facilities, end of period	5.00	5.00	2.00	1.00	—

Corporate Profile

Aegean Marine Petroleum Network Inc. is a leading international marine fuel logistics company that markets and physically supplies marine fuel to ships in port and at sea. The Company procures product from various sources, including oil producers and traders, and resells to a diverse group of customers across all major commercial shipping sectors. Aegean owns and operates one of the largest double-hull bunkering fleets in the world with 40 vessels currently in operation and 15 newbuildings to be delivered through 2010. The Company boasts a global presence in 14 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, West Africa, Tanger-Med, Gibraltar, U.K., Northern Europe, Piraeus, Patras, U.A.E. and Singapore.





Chairman's Letter

Aegean Marine Petroleum Network had a significant year in 2009, delivering record results for shareholders and strengthening the Company's position for the future. Since our IPO in December 2006, management has solidified Aegean Marine Petroleum Network's leading brand for the global supply of marine fuel by maintaining an unrelenting focus on three critical areas—expanding our integrated service capabilities, building strong relationships with a diversified group of blue-chip customers, and increasing the Company's financial flexibility. Our ability to meet these important strategic objectives during a global economic recession highlights the Company's considerable success and demonstrates Aegean Marine Petroleum Network's strong and resilient business model.

Industry Leadership

Aegean Marine Petroleum Network's commitment to provide customers with a comprehensive marine fuel solution from procurement to delivery remains a core differentiator for the Company. In furthering our full-service approach and expanding our industry leadership, we significantly increased our global scale last year by launching operations in three new markets. Importantly, our new locations in Trinidad and Tobago, Tangiers, Morocco and Patras, Greece lie on or near important seaborne trade routes and complement our existing service network. By expanding our strategic presence to a current total of 14 markets, we have once again enhanced our ability to provide superior service to our customers that operate on a worldwide basis and drive future sales volume growth.

Building upon our consolidation expertise, we acted decisively at the onset of 2010 to acquire Verbeke Bunkering N.V., a leading physical supplier of marine fuel in the vast Antwerp-Rotterdam-Amsterdam (ARA) region, the world's second largest bunkering market. Following the completion of the Verbeke acquisition, the largest in our Company's history, Aegean Marine Petroleum Network is now positioned to more than triple its global reach since going public.

In addition to entering new strategic markets, Aegean Marine Petroleum Network further expanded its high-quality logistics infrastructure. With a strong built-in growth plan aimed at advancing the Company's leading competitive position, Aegean Marine Petroleum Network took delivery of six double-hull bunkering tanker newbuildings last year. We also drew upon management's prudent approach to acquire three double-hull bunkering tankers as well as one double-hull bunkering barge in the secondary market in 2009. We believe that Aegean Marine Petroleum Network has the largest, and growing, fleet of double-hull bunkering vessels in the world, positioning our Company well to continue to capitalize on a dynamic regulatory environment. Specifically, the mandatory phase-out of single-hull vessels, which started to take effect in 2008, is expected to significantly reduce the current supply of bunkering tankers. As we fill a portion of the market currently served by single-hull vessels, we also expect to benefit from the required reduction of carbon emissions. Our modern bunkering tankers contain segregated tanks that meet the increasing demand for providing multiple grades of fuel with lower sulphur content in a single delivery.

Delivering Record Results

Aegean Marine Petroleum Network's ability to report record net income, net revenues and sale volumes for the fourth consecutive year is directly related to management's success expanding our global marine fuel platform and maintaining a disciplined approach towards growth. Highlighting our success in this critical area is the Company's focus on actively managing counterparty risk by serving a diverse group of high credit-quality customers across all major shipping sectors. During a volatile year in the international shipping industry, our proven strategy continued to serve our Company well. While utilizing our sophisticated credit management systems, sales volumes increased more than 19.1% to 6.2 million metric tons during 2009. In addition to this notable performance, net revenues climbed 15.9% to $198.0 million and net income rose 21.6% to $48.5 million.

"Since going public just over three years ago, Aegean Marine Petroleum Network has made substantial progress in meeting its objective to become the premier independent physical supplier of marine fuel."

I am proud our record growth was achieved without sacrificing our dedication to safety, a key component of Aegean Marine Petroleum Network's global brand. In recognition of our efforts to deliver safe and reliable service, Aegean Marine Petroleum Network was awarded a prestigious contract last year by the European Maritime Safety Agency (EMSA) to increase the available oil pollution response capacity in the English Channel and surrounding areas. Our successful safety track record reflects strong internal controls that enable us to meet and exceed our customers' exacting requirements.

Strong Financial Position

As we continued to execute our growth plan and reported record financial results, we advanced our unrelenting commitment on maintaining significant financial flexibility. Last year, our experienced management team drew upon the Company's working capital surplus to increase our global market share and limit our exposure to fluctuations in the price of commodities. In further strengthening Aegean Marine Petroleum Network's financial liquidity, we increased our total working capital credit facilities to $420 million in 2009 by securing new agreements under favorable terms with global lending institutions. By once again expanding our strong banking relationships and increasing our access to capital during a challenging credit environment, we remain in a strong position to continue to take advantage of the positive industry fundamentals and grow sales volumes over both the near and long term for the benefit of our shareholders.

In addition to the ongoing support Aegean Marine Petroleum Network received from its global lenders during 2009, the Company completed a $147.1 million equity offering at the start of 2010, underscoring our strong growth prospects.

Outlook for 2009

Since going public just over three years ago, Aegean Marine Petroleum Network has made substantial progress in meeting its objective to become the premier independent physical supplier of marine fuel. With an impressive global scale, a reputation for operational excellence and considerable financial strength, Aegean Marine Petroleum Network is poised to continue to capitalize on the long-term growth in global seaborne trade and take advantage of the worldwide demand for the Company's integrated marine fuel services.

Going forward, we intend to continue to draw upon our strong capital position and consolidate the fragmented marine fuel industry in a manner that adheres to a strict set of return criteria. As we maintain our focus on seeking attractive growth opportunities that further strengthen our leading industry brand and increase our global market share, we plan on taking delivery of 15 remaining double-hull bunkering tanker newbuildings in 2010.

We also intend to advance our complementary marine lubricant business under the Sealub Alliance. By supplying high-quality lubricants on a broad international basis, we continue to provide customers with innovative solutions while accelerating our earnings potential.

In Appreciation of a Dedicated Team

I take great pride in Aegean Marine Petroleum Network's numerous accomplishments in 2009. The dedication of our global staff continues to be a major driver of our success. I would like to thank all of our employees located around the world for their efforts as we strive to achieve ongoing value for shareholders. I would also like to thank our customers, bankers and other supporters, and look forward to sharing our progress with you in the future.



Peter C. Georgiopoulos
Chairman



"During 2009, we were pleased to further expand our full-service marine fuel platform by entering three new markets, increasing our global scale to 14 locations worldwide."

President's Letter

2009 was another year in which Aegean Marine Petroleum Network's advanced its leading industry brand for the worldwide supply of marine fuel. Highlighting our success was management's ongoing ability to increase Aegean Marine Petroleum Network's global reach, expand its modern bunkering fleet and provide superior service to our customers.

During 2009, we were pleased to further expand our full-service marine fuel platform by entering three new markets, increasing our global scale to 14 locations worldwide. First, we established a permanent presence in Patras, the second largest port in Greece. Second, we commenced operations in Tangiers, Morocco, following the conclusion of a competitive selection process. And finally, based on our successful track record in developing new markets, we commenced operations in Trinidad and Tobago, located in the southern Caribbean. As we have in the past, we plan to leverage our extensive customer network to further enhance our favorable growth prospects upon entering new strategic markets.

Building upon our success, we announced the acquisition of Verbeke Bunkering N.V. at the start of 2010. The company, which is majority owned by the fourth generation of the Verbeke family, is expected to solidify our presence in the expansive Antwerp-Rotterdam-Amsterdam (ARA) region and expand Aegean Marine Petroleum Network's global brand recognition. Following the completion of this transaction, the largest in Aegean Marine Petroleum Network's history, we expect to realize important operating synergies with our Belgium-based subsidiary, Bunkers at Sea, and dramatically grow sales volumes.

We also entered into two other compelling acquisitions in early 2010. Specifically, we acquired a modern double-hull floating storage facility in the Mediterranean to ensure we meet the marine fuel needs of our customers. Additionally, we acquired a terminal site in Jamaica that is currently under construction in order to increase our market share in this attractive region.

In further expanding our integrated marine fuel services, we continued to increase our delivery capacity during 2009. With the addition of 10 double-hull bunkering vessels, including six bunkering tanker newbuildings, we considerably strengthened our ability to meet the strong demand for modern tonnage predicated on global regulations that promote environmental stewardship. Our large and high-quality bunkering fleet provides a distinct commercial advantage for Aegean Marine Petroleum Network as we seek to increase utilization and expand our earnings potential.

During a period of significant growth, I am pleased how our Company has maintained its unwavering commitment to safety. Last year, we were appointed by the European Maritime Safety Agency (EMSA) to serve on stand-by in the event Aegean Marine Petroleum Network is called upon to provide oil spill recovery services, demonstrating our leading reputation for operational excellence.

As a top independent physical supplier of marine fuel, Aegean Marine Petroleum Network is poised to continue to provide safe and reliable service to blue-chip customers that operate around the world. Going forward, we intend to take advantage of our industry leadership and financial flexibility, both core differentiators for Aegean Marine Petroleum Network, to drive future performance as we continue to execute our growth strategy. Consistent with our goal to provide value-added customer solutions, we also intend to increase our market share for the global distribution of marine lubricants under the Sealub Alliance.

I would like to extend my appreciation to the entire Aegean Marine Petroleum Network team for contributing to the Company's significant success in 2009. The dedication and hard work of our employees have further enhanced our ability to deliver first-rate customer service and strengthen our leading global brand, positioning Aegean Marine Petroleum Network well for greater success in 2010 and beyond.

E. Nikolas Tavlarios
President

"Our ability to post record results during a global economic recession is directly related to Aegean Marine Petroleum Network's strong brand recognition and conservative approach in extending credit to high-quality customers."



Chief Financial Officer's Letter

During 2009, Aegean Marine Petroleum Network reported record net income, net revenues and sales volumes while operating in the most challenging economic environment since the Great Depression, demonstrating the Company's proven business model for the worldwide supply of marine fuel. In addition to our record performance, we strengthened our future prospects by further increasing our access to capital, a core differentiator for our Company.

As we continued to execute our growth strategy and expand our global marine fuel platform, net income in 2009 increased by 21.6% compared to the year-earlier period to $48.5 million, or $1.13 per share. Key to our success was the robust growth in sales volumes, a main driver of our business, which climbed 19.1% to 6,192,755 metric tons for the year. Complementing this notable achievement, net revenues increased 15.9% to $198.0 million in 2009.

Our ability to post record results during a global economic recession is directly related to Aegean Marine Petroleum Network's strong brand recognition and conservative approach in extending credit to our customers. By building an extensive blue-chip customer base that encompasses all sectors within the international maritime shipping industry as well as leading cruise lines, we have successfully maintained low counterparty risk. Going forward, we will continue to mitigate our exposure to any one particular customer segment and implement strict credit controls to ensure our considerable financial strength remains intact for the benefit of the Company and its shareholders.

In further strengthening our financial flexibility, we entered into new credit facilities during 2009 with a diverse group of global lending institutions. Specifically, we secured agreements with BNP Paribas, National Bank of Greece, Piraeus Bank, HSH Nordbank and The Royal Bank of Scotland that increased our total working capital credit facilities to $420 million. We believe our strong working capital base provides a significant competitive advantage that enables Aegean Marine Petroleum Network to effectively manage the fluctuation in marine fuel prices and procure supply in large quantities at more attractive levels. We intend to utilize our sizeable liquidity position to increase market share in our existing 14 market locations and grow future sales volumes.

In addition to expanding our strong banking relationships during a difficult credit environment, Aegean Marine Petroleum Network completed a 4,491,900 share offering in January of 2010, underscoring our short-term and long-term prospects. Net proceeds of approximately $140 million from the offering will be used for general corporate purposes and certain corporate acquisitions as we seek to capitalize on attractive consolidation opportunities that meet management's strict return requirements. In accomplishing this critical objective, we expect to continue to take advantage of the worldwide demand for our comprehensive marine fuel solution and strengthen Aegean Marine Petroleum Network's leading industry brand.

I would like to thank our finance team for their continued support. Their tireless efforts contributed to our overall success and high level of transparency and integrity in our financial reporting. I am pleased to report that Aegean Marine Petroleum Network had effective internal controls under Section 404 of the Sarbanes-Oxley Act as of December 31, 2009.

Spyros Gianniotis
Chief Financial Officer


SAFETY + FIRST
AEGEAN
NO SMOKING

Innovative Customer Solutions

Aegean Marine Petroleum Network's unwavering focus on delivering innovative customer solutions has enabled the Company to strengthen its global brand recognition and expand its long-term earnings potential.

Consistent with management's vision to provide value-added services, Aegean Marine Petroleum Network joined the Sealub Alliance in 2009. By partnering with strong regional suppliers such as PetroChina, Ipiranga (Brazil), and SK (South Korea), Aegean Marine Petroleum Network has significantly expanded its distribution network for the worldwide supply of marine lubricants to more than 450 ports in 40 countries.

In complementing its core marine fuel supply operations with a burgeoning marine lubricant business, Aegean Marine Petroleum Network has considerably enhanced its ability to meet the full-service needs of its global customers. Based on the notable success in its inaugural year under the Sealub Alliance, Aegean Marine Petroleum Network more than doubled the total volume of marine lubricants sold in 2009 compared to the previous year.

Going forward, management remains committed to delivering world-class service to a diverse group of high-quality customers and creating additional value for shareholders.

Financial Table of Contents

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Aegean Marine Petroleum Network Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "anticipate," "believe," "expect," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Important assumptions relating to the forward-looking statements include, among other things, assumptions regarding demand for our products, the cost and availability of refined marine fuel from suppliers, pricing levels, the timing and cost of capital expenditures, competitive conditions, and general economic conditions. These assumptions could prove inaccurate. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these assumptions and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include: our future operating or financial results; our future payment of dividends and the availability of cash for payment of dividends; our ability to retain and attract senior management and other key employees; our ability to manage growth; our ability to maintain our business in light of our proposed business and location expansion; our ability to obtain double hull bunkering tankers given the scarcity of such vessels in general; the outcome of legal, tax or regulatory proceedings to which we may become a party; adverse conditions in the shipping or the marine fuel supply industries; our ability to retain our key suppliers and key customers; our contracts and licenses with governmental entities remaining in full force and effect; material disruptions in the availability or supply of crude oil or refined petroleum products; changes in the market price of petroleum, including the volatility of spot pricing; increased levels of competition; compliance or lack of compliance with various environmental and other applicable laws and regulations; our ability to collect accounts receivable; changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general; our future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; our failure to hedge certain financial risks associated with our business; uninsured losses; our ability to maintain our current tax treatment; our failure to comply with restrictions in our credit agreements; increases in interest rates; and other important factors described from time to time in our U.S. Securities and Exchange Commission filings.

Selected Financial Data

Please note: Throughout this report, all references to "we," "our," "us" and the "Company" refer to Aegean Marine Petroleum Network Inc. and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to "dollars" and "$" in this report are to, and amounts are presented in, U.S. dollars.

	For the Year Ended December 31,				
	2005	2006	2007	2008	2009
	(in thousands of U.S. dollars, except for share and per share data which are presented in U.S. dollars)				
Income Statement Data:					
Sales of marine petroleum products	505,605	790,657	1,345,849	2,768,067	2,449,445
Voyage revenues	10,450	11,639	5,758	1,379	9,044
Other revenues	1,275	1,516	1,266	8,526	12,471
Total revenues	517,330	803,812	1,352,873	2,777,972	2,470,960
Cost of marine petroleum products sold (exclusive of items shown separately below)	464,801	728,637	1,251,712	2,594,443	2,266,960
Salaries, wages and related costs	8,958	12,871	24,363	41,666	47,708
Vessel hire charges	518	—	—	—	—
Depreciation	2,226	4,240	6,373	12,604	16,792
Amortization of drydocking costs	636	1,684	3,172	3,640	4,574
Amortization of concession agreement	—	—	52	313	312
Management fees	182	223	54	—	—
Gain on sale of vessel	—	—	(2,693)	—	(4,094)
Other operating expenses	16,629	25,697	39,042	73,157	79,492
Operating income	23,380	30,460	30,798	52,149	59,216
Write-off of deferred offering costs[1]	—	(1,588)	—	—	—
Interest and finance costs	(2,347)	(5,207)	(3,473)	(12,377)	(10,255)
Interest income	70	976	1,990	501	46
Foreign exchange gains (losses), net	396	(414)	(1,569)	1,521	(329)
Income taxes	(24)	(2)	(8)	(1,879)	(153)
Net income	21,475	24,225	27,738	39,915	48,525
Basic earnings per share[2]	0.72	0.84	0.65	0.94	1.13
Diluted earnings per share[2]	0.72	0.84	0.65	0.94	1.13
Weighted average number of shares, basic[2]	29,878,398	28,954,521	42,417,111	42,497,450	42,579,187
Weighted average number of shares, diluted[2]	29,878,398	28,954,622	42,505,704	42,625,801	42,644,448
Dividends declared per share[2]	0.05	0.14	0.04	0.04	0.04

Selected Financial Data (continued)

	As of and for the Year Ended December 31,				
	2005	2006	2007	2008	2009
	(in thousands of U.S. dollars, unless otherwise stated)				
Balance Sheet Data:					
Cash and cash equivalents	7,602	82,425	1,967	46,927	54,841
Total assets	161,359	315,877	566,957	641,907	967,345
Total debt	101,236	33,496	208,031	253,621	401,037
Total liabilities	151,832	100,878	323,232	356,904	632,288
Total stockholders' equity	9,527	214,999	243,725	285,003	335,057
Other Financial Data:					
EBITDA(3)	26,638	34,382	38,826	70,227	80,565
Net cash provided by (used in) operating activities	1,475	17,064	(128,128)	136,737	(61,353)
Net cash used in investing activities	34,973	55,190	124,692	135,667	75,230
Net cash provided by financing activities	37,820	112,949	172,362	43,890	144,497
Operating Data:					
Sales volume of marine fuel (metric tons)(4)	1,746,377	2,367,289	3,437,269	5,200,256	6,192,755
Number of markets served, end of period(5)	4.0	5.0	6.0	11.0	14.0
Number of operating bunkering vessels, end of period(6)	10.0	12.0	17.0	30.0	38.0
Average number of operating bunkering vessels(6)(7)	9.0	11.1	13.5	22.7	33.7
Specialty tankers, end of period	—	—	—	1	—
Special purpose vessels, end of period(8)	—	—	—	1	1
Floating storage facilities, end of period(9)	—	2	2	4	3

(1) On November 17, 2005, we filed a registration statement on Form F-1 in connection with an initial public offering of 10,000,000 shares of our common stock. In early 2006, we postponed further activities in connection with that offering. Accordingly, during the year ended December 31, 2006, we wrote off $1.6 million, representing all deferred costs incurred in connection with that offering.

(2) Amounts give effect to the 1.26-for-one stock split effected November 21, 2006 and the 24,184.783-for-one stock split effected November 14, 2005.

(3) EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income, operating income or any other indicator of the Company's performance, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its operating performance and because the Company believes that it presents useful information to investors regarding Company's ability to service and/or incur indebtedness. The following table reconciles net income to EBITDA for the periods presented:

	For the Year Ended December 31,				
	2005	2006	2007	2008	2009
	(in thousands of U.S. dollars)				
Net income	21,475	24,225	27,738	39,915	48,525
Add: Net financing cost	2,277	4,231	1,483	11,876	10,209
Add: Income taxes	24	2	8	1,879	153
Add: Depreciation and amortization	2,862	5,924	9,597	16,557	21,678
EBITDA	26,638	34,382	38,826	70,227	80,565

(4) The sales volume of marine fuel is the volume of sales of MFO and MGO for the relevant period and is denominated in metric tons. We do not utilize the sales volume of lubricants as an indicator. The sales volume of marine fuel includes the volume of sales made to the United States Navy, which individually accounted for approximately 3% of our total revenues for the year ended 2005. Sales to the United States Navy comprised less than 1% of our total revenues for the years ended December 31, 2007, 2008 and 2009.

(5) The number of markets served includes our operations at our service centers in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe, West Africa, Vancouver, Portland (U.K.), Trinidad and Tobago (Southern Caribbean), Tangiers (Morocco) and Greece, where we conduct operations through our related company, Aegean Oil, as well as our trading operations in Montreal and Mexico. The number of markets served is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. We commenced physical supply operations in Singapore on June 2, 2006, in Northern Europe on October 9, 2007, in Ghana on January 15, 2008, in Portland (U.K.) on April 1, 2008, in Canada and Mexico on July 1, 2008, in Trinidad and Tobago on April 1, 2009 and in Tangiers, Morocco on August 25, 2009.

(6) Bunkering vessels includes both bunkering tankers and barges. This data does not include our special purpose vessel, Orion, a 550 dwt tanker, which is based in our Greek market.

(7) Average number of operating bunkering vessels is the number of operating bunkering vessels in our fleet for the relevant period, as measured by the sum of the number of days each bunkering vessel was used as a part of our fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of operating bunkering vessels at the end of the period. This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

(8) This figure includes our service tanker, Orion, based in our Greek market.

(9) This figure includes our two Panamax tankers, Ouranos and Fos, used as floating storage facilities in the United Arab Emirates and Ghana, respectively, our Aframax tanker, Leader, used as a floating storage facility in Gibraltar, and our tanker, Aegean IX, used as a floating storage facility in Jamaica. On November 18, 2009, we signed a memorandum of agreement with a third-party purchaser for the sale of the Aegean IX. The vessel was delivered on December 18, 2009.

The ownership of floating storage facilities allows us to mitigate risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. We expect that the ownership of floating storage facilities will allow us to convert the variable costs of a storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating our own storage facilities, thus enabling us to spread larger sales volumes over a fixed cost base and to decrease our marine petroleum products costs.

Management's Discussion and Analysis
of financial condition and results of operations

The following management's discussion and analysis of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this report. This discussion includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors.

A. OPERATING RESULTS

General

We are a marine fuel logistics company that physically supplies and markets refined marine fuel and lubricants to ships in port and at sea. As a physical supplier, we purchase marine fuel from refineries, major oil producers and other sources and resell and deliver these fuels using our bunkering tankers to a broad base of end users.

We sell marine petroleum products to customers primarily at a margin over PLATTS prices (benchmark market prices). PLATTS prices are quoted daily by region and by terms of delivery. We have not had a significant number of long-term written agreements with customers. Under a typical sales contract, a customer requests that we quote a fixed price per metric ton for the sale and delivery of a specified volume and classification of marine fuel on a given date. The customer requests a quotation several days prior to the delivery date. We, generally, do not quote prices for periods in excess of one week. Once an agreement has been made with a customer, we are deemed to be bound to deliver the specified quantity and classification of marine fuel at the quoted fixed price on the specified delivery date to an identified vessel at a named location. We remain responsible for securing the supply of marine fuel from the supplier and for delivering the marine fuel to the customer's vessel.

We purchase marine petroleum products from reputable suppliers under either long-term supply contracts or on the spot markets at a margin over PLATTS prices. Except for our service centers in Gibraltar, Ghana and the United Arab Emirates, we generally take deliveries of the products on the day of, or a few days prior to, the delivery of the products to the customer's vessel. In Gibraltar, Ghana and the United Arab Emirates, utilizing our storage facilities, we take deliveries of the products generally more than one but less than two weeks prior to delivery of the products to our customers.

The cost of our marine fuel purchases is generally fixed at the date of loading from the supplier's premises. Generally, under our long-term supply contracts, the supplier undertakes to supply us with a minimum quantity of marine fuel per month subject to a maximum. Price calculations vary from supplier to supplier in terms of the supplier's margins, the referenced PLATTS prices and the calculation of the average PLATTS price. Depending on the agreement with each supplier, the referenced PLATTS price could be the spot price or an average price over a specified period.

We deliver marine petroleum products to our customers mainly through our bunkering tankers. We are responsible for paying our tankers' operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, spares and consumable stores, tonnage taxes and other vessel-related expenses. Our bunkering tankers are not used for the transportation of petroleum products across oceans. Accordingly, a significant portion of our vessel operating expenses are fixed or semi-variable (e.g., a bunkering tanker's insurance costs, crew wages and certain other costs are incurred irrespective of the number of sales deliveries it makes during a period) and, as a group, represent the most significant operating expense for us other than the cost of marine petroleum products sold.

We incur overhead costs to support our operations. In general, the logistics of purchasing, selling and delivering marine fuel to customers are managed and coordinated by employees at our marketing and operating office in Greece, employees at our local service centers and the crew of our bunkering tankers.

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

- *Sales volume of marine fuel.* We define the sales volume of marine fuel as the volume of sales of various classifications of marine fuel oil, or MFO, marine diesel oil, or MDO, and marine gas oil, or MGO, for the relevant period, measured in metric tons. The sales volume of marine fuel is an indicator of the size of our operations as it affects both the sales and the cost of marine petroleum products recorded during a given period. Sales volume of marine fuel does not include the sales volume of lubricants due to insignificant volumes for all periods presented.

- *EBITDA* represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income, operating income or any other indicator of the Company's performance, as determined by U.S. GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its performance and because the Company believes that it presents useful information to investors regarding a Company's ability to service and/or incur indebtedness. The following table reconciles net income to EBITDA for the periods presented:

	For the Year Ended December 31,				
	2005	2006	2007	2008	2009
	(in thousands of U.S. dollars)				
Net income	21,475	24,225	27,738	39,915	48,525
Add: Net financing cost	2,277	4,231	1,483	11,876	10,209
Add: Income taxes	24	2	8	1,879	153
Add: Depreciation and amortization	2,862	5,924	9,597	16,557	21,678
EBITDA	26,638	34,382	38,826	70,227	80,565

- *Number of markets served.* The number of markets served includes our operations at our service centers in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe, West Africa, Vancouver, Portland (U.K.), Trinidad and Tobago (Southern Caribbean), Tangiers (Morocco) and Greece, where we conduct operations through our related company, Aegean Oil, as well as our trading operations in Montreal and Mexico. The number of markets served is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. We commenced physical supply operations in Singapore on June 2, 2006, in Northern Europe on October 9, 2007, in Ghana on January 15, 2008, in Portland (U.K.) on April 1, 2008, in Canada and Mexico on July 1, 2008, in Trinidad and Tobago on April 1, 2009 and in Tangiers, Morocco on August 25, 2009.
- *Average number of operating bunkering vessels.* Average number of operating bunkering vessels is the number of operating bunkering vessels in our fleet for the relevant period, as measured by the sum of the number of days each bunkering vessel was used as a part of our fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of operating bunkering vessels at the end of the period. This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance. The average number of operating bunkering vessels is an indicator of the size of our fleet and operations and affects both the amount of revenues and expenses that we record during a given period.

The following table reflects our sales volume of marine fuel, number of service centers and average number of operating bunkering vessels for the periods indicated.

	Year Ended December 31,		
	2007	2008	2009
	(in thousands of U.S. dollars, unless otherwise stated)		
Sales volume of marine fuel (metric tons)	3,437,269	5,200,256	6,192,755
Number of markets served, end of period	6.0	11.0	14.0
Average number of operating bunkering vessels	13.5	22.7	33.7

Sales of Marine Petroleum Products

Our sales of marine petroleum products are driven primarily by the number of our service centers, the number of operating bunkering tankers in our fleet, our sales prices and our credit terms and credit control process. The cost of marine petroleum products sold is driven primarily by availability of marine petroleum products, our purchasing methods, supplier cost prices and credit terms and our internal quality control processes. These drivers, in turn, are affected by a number of factors, including:

- our entrance into new markets;
- our purchasing methods of marine petroleum products;
- our marketing strategy;
- our vessel acquisitions and disposals;
- PLATTS prices;
- conditions in the international shipping and the marine fuel supply industries;
- regulation of the marine fuel supply industry;
- regulation of the tanker industry;
- levels of supply of and demand for marine petroleum products;
- levels of competition; and
- other factors affecting our industry.

We sell and deliver marine petroleum products to a broad and diversified customer base, including international commercial shipping companies, governments, and marine fuel traders and brokers. For the years ended December 31, 2007, 2008 and 2009, none of our customers accounted for more than 10% of our total revenues.

The commercial shipping industry generally purchases marine fuel on a spot basis and historically we have not had any long-term sales volume contracts with customers. On March 1, 2006, however, we entered into a two-year contract to supply minimum quantities of fuel to a commercial customer in Jamaica. As we expand our global network and increase our geographical coverage, we expect some of our customers to enter into long-term sales volume contracts.

In addition to our physical supply operations, from time to time we may act as a broker, generally in locations where we do not have service centers. This business involves activities whereby we contract with third-party physical suppliers to sell us marine fuel and to deliver the marine fuel to a customer in the relevant location. Accordingly, our trading activities do not involve our physical possession of marine fuel and require less complex logistical operations, and infrastructure.

We purchase and take delivery of marine petroleum products from various suppliers under long-term volume contracts or on the spot market. Long-term supply contracts from third parties allow us to minimize our exposure to supply shortages. In general, at each of our service centers except for Gibraltar, the United Arab Emirates and West Africa, we purchase from local supply sources.

Our cost of marine petroleum products includes purchases from related companies. In Greece, we purchase marine petroleum products under a ten-year supply contract that commenced on April 1, 2005, from our related company, Aegean Oil, which charges us its actual cost of the marine petroleum products plus a margin. We believe the amounts we paid to our related company are comparable to amounts that we would have negotiated in arm's-length transactions with unaffiliated third parties.

The following table reflects our cost of marine petroleum products sold incurred from third-party suppliers and from our related company suppliers for the periods indicated.

	Year Ended December 31,		
	2007	2008	2009
	(in thousands of U.S. dollars)		
Third-party suppliers	1,091,769	2,242,911	1,999,193
Related company suppliers	159,943	351,532	267,767
Total	1,251,712	2,594,443	2,266,960

We seek to increase our sales of marine petroleum products on an integrated basis, through expansion into new markets, acquisitions of double hull bunkering tankers and the diversification and further optimization of purchasing methods. Factors affecting competitive conditions in a market that we service include customer demand, availability of supplies and the strength and number of competitors that operate in the market. We believe that the competitive conditions in the markets served by our existing service centers may generally be more favorable to us than those in other markets that we may consider for future expansion.

Voyage Revenues

Our voyage revenues are derived from the employment of our specialty tanker with roll-on roll-off facilities and refueling capabilities for fuel trucks and from the employment of our bunkering tankers based in Greece. In 2009, we have employed our double hull specialty tanker, Maistros, under a contract of affreightment with Aegean Oil for the distribution of gasoline and other refined petroleum products in the Greek islands. During the year ended December 31, 2009, we recognized $2.1 million revenue from Aegean Oil under this contract of affreightment. This contract was terminated on June 10, 2009, when we sold the two specialty tankers Maistros and Ostria to an unaffiliated third-party purchaser. Additionally, in 2009 we have employed our vessels Aegean III, Aegean VIII, Aegean XII, Aegean Daisy, Aegean Rose, Aegean Breeze and Aegean Tiffany to serve an unaffiliated third party for the distribution of refined marine petroleum products in Greek ports. During year ended December 31, 2009, we recognized $6.9 million revenue under this contract.

In the past, our voyage revenues were primarily derived from time and voyage charters of our only non-bunkering tanker, Aegean Hellas, which is a single hull Aframax tanker with a cargo-carrying capacity of approximately 92,000 dwt. We purchased this tanker with the initial intention of strategically positioning it as a floating storage facility at one of the ports that we serve. On April 17, 2007, we sold Aegean Hellas to an unrelated third party.

Salaries, Wages and Related Costs

We employ salaried employees at our offices in Greece, New York City, and at each of our service centers. Furthermore, we employ crews for our bunkering tankers under short-term contracts. The majority of our salaries, wages and related costs are for our salaried employees and vessel crews. Costs relating to our salaried employees are mainly incurred at our office in Greece where most of our sales and marketing, operations, technical, accounting and finance departments are located and our administrative office in New York City from where we oversee our financial and other reporting functions. We maintain a minimal number of salaried employees at our service centers where we typically employ a local operations manager and staff to support the logistical aspects of our operations.

The following table reflects salaries, wages and costs related to our crews and salaried employees.

	Year Ended December 31,		
	2007	2008	2009
	(in thousands of U.S. dollars)		
Shipboard personnel	11,509	21,017	23,546
Shoreside personnel	12,854	20,649	24,162
Total	24,363	41,666	47,708

Our salaries, wages and related costs have grown over the past several years mainly due to our expansion and the increase in crew wages as we have added bunkering vessels to our fleet. We expect that the amount of salaries, wages and related costs will continue to increase as a result of our further expansion into new markets and acquisitions of additional double hull bunkering tankers and floating storage facilities.

Depreciation

The cost of our vessels is depreciated on a straight-line basis over the expected useful life of each vessel. We expect that these charges will continue to increase primarily as a result of our planned acquisitions of additional bunkering tankers and floating storage facilities.

Other Operating Expenses

Other operating expenses primarily include the operating expenses of our vessels, including the cost of insurance, expenses relating to repairs and maintenance (which does not include amortization of drydocking costs), the cost of spares and consumable stores, consumption of marine petroleum products and other miscellaneous expenses. Our bunkering vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of our fleet. We expect these expenses to increase further as a result of our acquisition of additional bunkering vessels and floating storage facilities.

Other operating expenses also include expenses relating to rent, communal charges, advertising, travel, public relations and auditing and legal fees. We expect these expenses to increase further as we enter new markets.

Other operating expenses include a provision for doubtful accounts. We believe that our provision for doubtful accounts has been relatively low in the past several years due to our effective credit control process. As we expand our operations across the globe, we expect our provision for doubtful accounts to increase concurrently with our revenues.

Finally, other operating expenses include amounts relating to the storage of marine petroleum products resulting from acquisitions and use of floating storage facilities such as our tankers, Ouranos, Fos, Leader and Aegean IX. We believe that the ownership of floating storage facilities will allow us to mitigate the risk of supply shortages. Generally, the costs of storage have been included in the price per metric ton quoted by local suppliers of refined marine fuel. Accordingly, we expect that the ownership of floating storage facilities will allow us to convert the variable costs of this storage fee markup per metric ton quoted by suppliers into fixed costs of operating our storage facilities, allowing us to spread larger sales volumes over a fixed cost base and to decrease our refined marine fuel costs.

Management Fees

We have historically paid Aegean Shipping Management S.A., or Aegean Shipping, our former fleet manager and a related company, owned and controlled by members of Mr. Melisanidis' family, a fixed management fee per month for each vessel in our operating fleet in exchange for providing our bunkering tankers and Aframax tankers with strategic, technical and commercial management services in connection with the deployment of our fleet. On April 17, 2007, we sold the last vessel managed by Aegean Shipping, Aegean Hellas. We believe the amounts we paid to our related company manager were comparable to amounts that we would have negotiated in arm's-length transactions with unaffiliated third parties.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with long-term debt to partially finance the acquisitions of our vessels and in connection with short-term bank borrowings obtained for working capital purposes. In connection with our initial public offering, we repaid and terminated a portion of our outstanding indebtedness. Subsequently, we have incurred and expect to continue incurring interest expense and financing costs under our existing credit facilities to finance the construction of our new bunkering tankers and our senior secured credit facilities. We intend to limit the amount of these expenses and costs by repaying our outstanding indebtedness from time to time from our cash flows from operations.

We believe that, in the short-term, a majority of the interest and financing costs relating to our credit facilities to finance vessel construction, will be capitalized as part of the acquisition costs of our vessels and not be incurred as interest expense in our statements of income.

Income Taxes

Our principal operating subsidiary, AMP, is incorporated in the Republic of Liberia. Under regulations promulgated by the Liberian Ministry of Finance, AMP is not required to pay any tax or file any report or return with the Republic of Liberia in respect of income derived from its operations outside of the Republic of Liberia because AMP is considered a non-resident domestic corporation. The Liberian Ministry of Justice has issued an opinion that these regulations are valid. If AMP were subject to Liberian tax, it would be subject to tax at a rate of 35% on its worldwide income, and dividends it pays to us would be subject to a withholding tax at rates ranging from 15% to 20%.

AMP has established an office in Greece which provides services to AMP and AMP's office in Cyprus. Under the laws of Greece, and in particular under Greek Law 3427/2005 which amended, replaced and supplemented provisions of Law 89/1967, which expired on December 31, 2005, the income of AMP's Greek office is calculated on a cost plus basis on expenses incurred by that office. The Greek Ministry of Economy and Finance has determined that the profit margin applicable to AMP is 5%. This determination is subject to periodic review. AMP's income, as calculated by applying the 5% profit margin, is subject to Greek corporate income tax at the rate of 29% for fiscal year 2006 and 25% for fiscal years 2007 and later. All expenses to which the profit margin applies are deducted from gross income for Greek corporate income tax purposes. Accordingly, under Greek Law 3427/2005, as currently applied to us, we expect that AMP will continue to have no liability for any material amount of Greek income tax.

Under the laws of the countries of incorporation of our vessel-owning subsidiaries and our subsidiaries that operate service centers and the laws of the countries of our vessels' registration, our vessel-owning companies are generally not subject to tax on our income that is characterized as shipping income.

Our corporate income tax exposure is in taxable jurisdictions such as Gibraltar, Jamaica, Singapore, Belgium, the United Kingdom and Canada.

Our business is affected by taxes imposed on the purchase and sale of marine petroleum products in various jurisdictions in which we operate from time to time. These taxes include income, sales, excise, goods and services taxes, value-added taxes, and other taxes. Other than in Canada, we do not pay a material amount of tax in any jurisdiction in which we operate. For the years ended December 31, 2009, 2008 and 2007, our income tax amounted to $0.2 million, $1.9 million and $8,000, respectively. The income tax amounts in 2008 and 2009 were mainly attributable to our Canadian operations.

RESULTS OF OPERATIONS

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Sales of Marine Petroleum Products. Sales of marine petroleum products decreased by $318.7 million, or 11.5%, to $2,449.4 million for the year ended December 31, 2009, compared to $2,768.1 million for the year ended December 31, 2008. Of the total decrease in sales of marine petroleum products, $724.3 million was attributable to a 26.3% decrease in the average price of marine fuel (using sales volumes for the year ended December 31, 2008), $387.0 million was attributable to an increase in sales volume of marine fuel (using average prices for the year ended December 31, 2009), and $18.6 million was attributable to an increase in the sales of lubricants. Sales volume of marine fuel increased by 992,499 metric tons, or 19.1%, to 6,192,755 metric tons for the year ended December 31, 2009, compared to 5,200,256 metric tons for the year ended December 31, 2008 due to additional volume of sales of marine fuel in, the United Arab Emirates, Singapore and Canada and due to sales in our new markets: Trinidad and Morocco.

Voyage Revenues. Voyage revenues increased by $7.7 million, or 550.0%, to $9.1 million for the year ended December 31, 2009, compared to $1.4 million for the year ended December 31, 2008. Voyage revenues for the year ended December 31, 2009 were attributable to the employment of our specialty tanker, Maistros, under the contract of affreightment with Aegean Oil, which commenced on October 1, 2008, and from the employment of our vessels based in Greece to serve an unaffiliated third party for the distribution of refined marine petroleum products in Greek ports. Voyage revenues for the year ended December 31, 2008, were attributable to the employment of our specialty tanker, Maistros, with roll-on roll-off facilities and refueling capabilities for fuel trucks.

Salaries, Wages and Related Costs. Salaries, wages and related costs increased by $6.0 million, or 14.4%, to $47.7 million for the year ended December 31, 2009, compared to $41.7 million for the year ended December 31, 2008. This increase was mainly due to increased full-time employees as we hired new employees to manage our expanded fleet and service center network. Furthermore, crew costs increased as the average number of operating bunkering vessels increased to 33.7 for the year ended December 31, 2009, compared to 22.7 for the year ended December 31, 2008.

Depreciation. Depreciation increased by $4.2 million, or 33.3%, to $16.8 million for the year ended December 31, 2009, compared to $12.6 million for the year ended December 31, 2008. This increase is in line with the 48.5% increase in the average number of operating bunkering vessels.

Other Operating Expenses. Other operating expenses increased by $6.3 million, or 8.6%, to $79.5 million for the year ended December 31, 2009, compared to $73.2 million for the year ended December 31, 2008. This increase in other operating expenses was primarily attributable to the higher cost on marine fuel consumption and to the increased overhead costs.

Interest and Finance Costs. Interest and finance costs decreased by $2.1 million, or 16.9% to $10.3 million for the year ended December 31, 2009, compared to $12.4 million for the year ended December 31, 2008. The decrease in interest and finance costs was mainly attributable to the decrease in the interest rates.

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Sales of Marine Petroleum Products. Sales of marine petroleum products increased by $1,422.3 million, or 105.7%, to $2,768.1 million for the year ended December 31, 2008, compared to $1,345.8 million for the year ended December 31, 2007. Of the total increase in sales of marine petroleum products, $933.0 million was attributable to an increase in sales volume of marine fuel (using average prices for the year ended December 31, 2008), $480.5 million was attributable to a 35.9% increase in the average price of marine fuel (using sales volumes for the year ended December 31, 2007), and $8.7 million was attributable to an increase in the sales of lubricants. Sales volume of marine fuel increased by 1,762,987 metric tons, or 51.3%, to 5,200,256 metric tons for the year ended December 31, 2008, compared to 3,437,269 metric tons for the year ended December 31, 2007 due to additional volume of sales of marine fuel in Greece, the United Arab Emirates, Singapore and Northern Europe and due to sales in our new markets: West Africa, Portland (U.K.), Vancouver, Montreal and Mexico.

Voyage Revenues. Voyage revenues decreased by $4.4 million, or 75.9%, to $1.4 million for the year ended December 31, 2008, compared to $5.8 million for the year ended December 31, 2007. Voyage revenues for the year ended December 31, 2008 were attributable to the employment of our specialty tanker, Maistros, under the contract of affreightment with Aegean Oil, which commenced on October 1, 2008. Voyage revenues for the year ended December 31, 2007, were attributable to the employment of our single hull Aframax tanker, Aegean Hellas, in the international spot market. We sold Aegean Hellas to an unrelated third party on April 17, 2007.

Salaries, Wages and Related Costs. Salaries, wages and related costs increased by $17.3 million, or 71.0%, to $41.7 million for the year ended December 31, 2008, compared to $24.4 million for the year ended December 31, 2007. This increase was mainly due to increased full-time employees as we hired new employees to manage our expanded fleet and service center network. Furthermore, crew costs increased as the average number of operating bunkering vessels increased to 22.7 for the year ended December 31, 2008, compared to 13.5 for the year ended December 31, 2007.

Depreciation. Depreciation increased by $6.2 million, or 96.9%, to $12.6 million for the year ended December 31, 2008, compared to $6.4 million for the year ended December 31, 2007. This increase exceeded the 68.1% increase in the average number of operating bunkering vessels due to the higher age and acquisition costs of recently-acquired bunkering tankers, bunkering barges and floating storage facilities.

Other Operating Expenses. Other operating expenses increased by $34.2 million, or 87.7%, to $73.2 million for the year ended December 31, 2008, compared to $39.0 million for the year ended December 31, 2007. This increase in other operating expenses was primarily attributable to the following factors: higher cargo transportation expenses, higher cost on marine fuel consumption, increased bunker vessel expenses due to our expanded fleet, and increased overhead costs, mainly general and administrative expenses of our new markets: West Africa, Portland (U.K.), Vancouver, Montreal and Mexico.

Interest and Finance Costs. Interest and finance costs increased by $8.9 million to $12.4 million for the year ended December 31, 2008, compared to $3.5 million for the year ended December 31, 2007. The increase in interest and finance costs was mainly attributable to the financing of increased volume sales at a higher average price and the higher debt outstanding relating to the financing of our newbuildings.

Inflation

Inflation has had only a moderate effect on our expenses given recent economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating costs.

B. LIQUIDITY AND CAPITAL RESOURCES

Our treasury activities are controlled centrally by our treasury department, which is located at our offices in Greece. Our treasury department administers our working capital resources including our current accounts, time deposits, overdrafts and bank loans. Our liquidity objective is to maintain an optimum daily net cash position which takes into consideration immediate working capital and operational requirements, as well as short- to medium-term capital expenditure requirements, but which would not result in an unnecessary net cash surplus. In this way we seek to maximize available cash to reinvest in our business. Our policy is to minimize the use of time deposits, financial instruments or other forms of investments which we believe generate lower levels of return than the return on our invested capital.

Our cash is primarily denominated in U.S. dollars because our sales of marine petroleum products are fully denominated in U.S. dollars. Our service centers pay their operating expenses in various currencies—primarily the Euro, the UAE dirham, the Gibraltar pound, the British pound, the Canadian dollar, the Jamaican dollar, and the Singapore dollar. Our treasury department transfers cash to our service centers monthly on an as-needed basis and accordingly, we maintain low levels of foreign currency at our service centers.

Under the laws of jurisdictions where our subsidiaries are located, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that materially affect the remittance of dividends, loans, interest or other payments. Most of our vessel-owning subsidiaries have long-term bank loans outstanding that were obtained to partially finance the acquisition cost of their vessels. Most of these vessel-owning companies are not permitted to pay any dividends without the lender's prior consent. However, these vessel-owning companies generally do not generate third-party revenues and do not possess material amounts of excess cash. Therefore, these restrictions on our vessel-owning companies' ability to pay dividends to us should not materially impact our ability to meet our cash obligations. Accordingly, there are no significant restrictions on our ability to access and mobilize our capital resources located around the world.

We have funded our business primarily through: (i) cash generated from operations, (ii) equity capital and short-term borrowings from our shareholders, (iii) short-term borrowings from banks, and (iv) long-term bank debt. We have a revolving credit facility that provides for borrowings up to certain amounts for working capital purposes as well as a sublimit for the issuance of standby letters of credit. Furthermore, we have long-term debt facilities with several banks in order to partially finance the acquisition costs of several of our vessels. The credit agreements for the long-term debt facilities are secured with first priority mortgages over certain of our vessels. As of December 31, 2009, we believe that we were in compliance in all material respects with all covenants of our credit facilities. We also believe that our working capital resources are sufficient for our present requirements.

Credit Facilities

As of December 31, 2008 and 2009, we had the following outstanding loans:

Loan	Date	2008	2009
		(in millions of U.S. dollars)	
2009 senior secured credit facility	March 16, 2009	—	152.0
2008 senior secured credit facility	September 30, 2008	90.0	—
Secured term loan with respect to three vessels	July 8, 2008	14.5	12.6
Secured term loan with respect to four new buildings	April 24, 2008	15.1	25.3
Revolving overdraft credit facility	March 11, 2008	—	—
Senior secured revolving credit facility	September 17, 2009	—	50.0
Trade Credit facility	November 19, 2009	—	—
Secured syndicated term loan facility with respect to five newbuildings	July 5, 2007	6.6	19.8
Secured syndicated term loan facility with respect to seven newbuildings	October 30, 2006	28.0	48.9
Secured term loan facility with respect to two newbuildings	October 27, 2006	7.9	13.8
Secured term loan facility with respect to three newbuildings	October 25, 2006	14.2	18.4
Secured term loan facility under the 2006 senior secured credit facility with respect to five newbuildings	December 19, 2006	31.0	28.2
Secured syndicated term loan facility with respect to two newbuildings	October 26, 2005	16.0	—
Secured syndicated term loan facility with respect to five newbuildings	August 30, 2005	30.3	32.1
		253.6	401.1

The following is a summary of terms, including operating and financial restrictions, of our credit facilities.

Senior Secured Credit Facilities

2009 senior secured credit facility. On March 16, 2009, with effect as of February 1, 2009, AMP renewed for a period of two years ended January 31, 2011 and amended certain terms of the 2008 senior secured credit facility discussed below. We refer to the renewed and amended facility as our senior secured credit facility. Our senior secured credit facility is in an uncommitted amount of up to $1.0 billion and may be used for working capital and general corporate purposes. Our senior secured credit facility had a committed amount of up to $300.0 million, which decreased to $250.0 million on March 31, 2009, consisting of a guarantee and/or letter of credit line in an amount of up to $197.5 million and a cash advance limit in an amount of up to $250.0 million, which decreased to $147.5 million and $208 million on March 31, 2009, respectively. Our senior secured credit facility bears interest at a rate of LIBOR plus a margin of 2.50%, while documentary and standby letters of credit are subject to commissions of 0.75% and 1.50%, respectively.

2008 senior secured credit facility. On September 30, 2008 AMP entered into a senior secured syndicated revolver, guarantee and letter of credit facility with international commercial lenders for an amount of up to $1.0 billion, for working capital and general corporate purposes, or our 2008 senior secured credit facility. Our 2008 senior secured credit facility replaced our 2007 senior secured credit facility. Our 2008 senior secured credit facility had a committed amount of up to $420.0 million, consisting of a guarantee and/or letter of credit line in an amount of up to $310.0 million and a cash advance limit in an amount of up to $320.0 million. The borrowings under our 2008 senior secured credit facility bore interest at a rate of LIBOR plus a margin of 1.50%. Documentary and standby letters of credit were subject to commissions of 0.35% and 0.75%, respectively. We replaced our 2008 senior secured credit facility with our senior secured credit facility discussed above.

Our 2009 senior secured credit facility is, and our 2008 senior secured credit facility was, secured by, among other things:

- a first priority mortgage on our eleven of our double hull bunkering tankers and three floating storage facilities, or our mortgaged vessels;
- an assignment of all earnings, requisition compensation and insurance policies of our mortgaged vessels;
- charge over AMP's operating account;
- our corporate guarantee and guarantees of our vessel-owning subsidiaries acting as guarantors;
- the general assignment of trade receivables by us and our subsidiaries;
- floating charge on our inventories; and
- corporate guarantee of our vessel-owning subsidiaries acting as supplemental guarantors and undertakings to provide first priority mortgages if the lenders so request.

Both of our senior secured credit facility and our 2008 senior secured credit facility contain certain covenants requiring us to, among other things:

- maintain our listing at the New York Stock Exchange;
- ensure that our vessels are managed by Aegean Bunkering Services Inc. and that there is no change in their management without the lenders' consent;

- obtain and maintain an interest insurance policy and additional perils pollution insurance policies for 100% of the market value of our vessels;
- indemnify the lenders against the consequences of a pollution incident;
- ensure that there is no change of AMP's or our and our subsidiaries' business;
- have direct control of and own directly or indirectly 100% of the capital stock of vessel-owning subsidiaries acting as guarantors and additional guarantors;
- maintain minimum security of 120% of the outstanding facility amount;
- ensure that Mr. Melisanidis controls at least 26% of our shares;
- inform the lenders about any actual or proposed purchases; and
- provide the lenders with financial statements on a semi-annual and annual basis and such other information that the lenders may reasonably request.

Both of our senior secured credit facility and our 2008 senior secured credit facility also contain customary financial covenants requiring us and our subsidiaries to, among other things, ensure that:

- our book net worth shall not be less than $175.0 million;
- our ratio of total liabilities to total assets shall not exceed 0.65-to-one; and
- we maintain additional free liquidity of $25.0 million held with the lender at the end of each month with average minimum daily free liquidity of $10.0 million.

Furthermore, our senior secured credit facility requires us to ensure that our interest coverage ratio is always higher than 1.3 times.

As of December 31, 2008 and December 31, 2009, we had $90.0 million and $152.0 million outstanding under our 2008 senior secured credit facility and under our 2009 senior secured credit facility accordingly.

Secured term loan with respect to three vessels. On July 8, 2008, we entered into a secured term loan facility with a local bank for an amount of $15.0 million. The facility is collateralized by a first priority mortgage over the vessels, Aegean III, Aegean VIII and Aegean XII and bears interest at LIBOR plus 1.25%. The loan is repayable in 20 equal consecutive quarterly installments plus a balloon payment of $5.0 million payable with the last installment.

The loan is collateralized by:

- a first priority mortgage over each of the vessels;
- a first priority pledge over the operating account of each of the three vessel-owning subsidiaries;
- assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and
- our corporate guarantee.

The loan agreement contains financial covenants requiring us to, among other things, ensure that:

- market value adjusted net worth is not less than $175.0 million;
- the minimum liquidity is not less than $25.0 million; and
- the ratio of total liabilities to total assets shall not exceed 0.65-to-one.

As of December 31, 2008 and December 31, 2009, the outstanding balance of the loan was $14.5 million and $12.6 million, respectively.

Secured term loan with respect to four newbuildings. On April 24, 2008, we entered into a syndicated secured term loan with an international bank for an amount of $38.8 million to partially finance the construction costs of the vessels QHS-225, QHS-226, QHS-227 and QHS-228. Each of four tranches of $9.7 million is available in two advances. Each tranche is repayable in 40 equal consecutive quarterly installments plus a balloon payment of $4.3 million payable with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance. The loan bears interest at LIBOR plus 1.15% and is secured by the first priority mortgage on the five vessels.

The loan is collateralized by:

- a first priority mortgage over each of the vessels;
- assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and
- our corporate guarantee.

The loan agreement contains financial covenants requiring us to, among other things, ensure that:

- book net worth shall not be less than $175.0 million;
- the ratio of total liabilities to total assets shall not exceed 0.65-to-one;
- the current ratio shall not be less than 1.25-to-one; and
- cash and cash equivalents exceed 50% of all debts and interest becoming due in the next 12 month period, excluding working capital facilities and balloons.

As of December 31, 2008 and December 31, 2009, the outstanding balance of the loan was $15.1 million and $25.3 million, respectively.

Revolving overdraft credit facility. On March 11, 2008, we entered into a one year, annually-renewable revolving overdraft facility with a local bank in an amount of $20.0 million. The facility bears interest at LIBOR plus 2.50%. The facility is secured, among other things, by a first priority mortgage over the vessels, Vera, Sara and Hope. Furthermore, the credit facility contains financial covenants requiring us, among other things, to ensure that:

- our market adjusted consolidated book net worth shall not be less than $175.0 million;
- our ratio of total liabilities to total assets shall not exceed 0.65-to-one, and
- we maintain free liquidity of no less than $25.0 million.

On April 23, 2009, the Company renewed retroactively from March 11, 2009, for a period of one year, until March 11, 2010, the revolving overdraft facility with a Greek bank for an amount of $20 million, that was signed on March 11, 2008. The renewed facility bears interest at LIBOR plus 2.50% for the first $10 million and LIBOR plus 3.50% for the remaining amount. All other terms and conditions remain the same as referred above.

On March 1, 2010, the Company renewed the facility for a period of one year until March 15, 2011 and increased the amount from $20.0 million to $30.0 million by offering additions security the vessels Aegean Ace, Aegean Star, Aegean Champion, Vera, Hope and Sara. All other terms and conditions remain the same as referred above.

As of December 31, 2008 and December 31, 2009, we had no amounts outstanding under this facility.

Senior secured revolving credit facility. On September 17, 2009, we entered into an annually renewable senior secured revolving credit facility with a local bank in an amount of $50.0 million. The facility is secured by, among other things, our receivables and corporate guarantee, and bears interest at LIBOR plus 2.50%. The credit facility contains certain covenants and undertakings that require, among other things, that:

- we maintain our listing on the New York Stock Exchange;
- the net equity base will not be less than $175.0 million;
- our interest coverage ratio will not be less than 1.3:1;
- our total liabilities to total assets will not exceed 65%;
- we maintain additional free liquidity of $25.0 million at the end of each calendar month; and
- we maintain an average minimum daily free liquidity of $10.0 million.

As of December 31, 2009, we had $50.0 million outstanding under this facility.

Trade Credit Facility. On November 19, 2009, our subsidiary, AMP, entered into an uncommitted trade credit facility, which we refer to as the 2009 New Trade Credit Facility, with an international commercial lender. The 2009 New Trade Credit Facility is in an amount of $100.0 million, with a sub-limit in an amount of $20.0 million for a short-term transit and storage financing. The 2009 New Trade Credit Facility has a one-year term. The availability of any letters of credit, overdrafts or cash advances under the 2009 New Trade Credit Facility is subject to the lender's discretion. The facility will bear interest at a rate of the lender's cost of funds plus 2.0% for overdrafts. The facility is guaranteed by us and is secured by, among other things, our assigned receivables and fuel oil and gas oil stored or to be stored in a storage facility acceptable to the lender and pledged in its favor. Under the 2009 New Trade Credit Facility, the maximum credit terms given to any individual counterparty will be 45 days from the delivery of the products; the inventories will only be financed up to 30 days from the date such inventories are delivered to the storage facility; and the product to be stored and in transit will be financed up to ten calendar days from the date of the bill of lading. The 2009 New Trade Credit Facility contains covenants requiring, among other things, that:

- the minimum total net equity of AMP is at least $80.0 million;
- we maintain our listing on the New York Stock Exchange;
- our minimum net equity will not be less than $180.0 million; and
- our minimum current ratio will be 1.15 with a minimum working capital need of $50.0 million.

As of December 31, 2009, we had no amounts outstanding under this facility.

Secured syndicated term loan facility with respect to five newbuildings. On July 5, 2007, five of our vessel-owning subsidiaries, Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., Sifnos Marine Inc. and Tinos Marine Inc., as co-borrowers, jointly and severally, entered into a secured credit facility for an aggregate amount of $37.6 million with an international commercial bank to finance the construction of five bunkering tankers, DN-3800-11, DN-3800-12, DN-3800-13, DN-3800-14 and DN-3800-15, respectively. On September 12, 2008, we amended this loan facility and increased the loan amount to $43.2 million. The amended loan bears interest at the rate of LIBOR plus 1.0%. Under the terms of the agreement, the borrowers may enter into interest rate swap agreements to hedge their exposure to interest rate risk.

The loan is collateralized by:

- a first priority mortgage over each of the vessels;
- assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and
- our corporate guarantee.

Our corporate guarantee contains customary financial covenants requiring us to ensure that:

- our book net worth shall not be less than $150.0 million;
- our ratio of total liabilities to total assets shall not exceed 0.65-to-one; and
- we maintain additional free liquidity of $25.0 million held with the lender at the end of each month with average minimum daily free liquidity of $10.0 million.

Furthermore, we are required to maintain the listing of our shares on the New York Stock Exchange and ensure that Mr. Melisanidis beneficially controls at least 35% of our shares.

The credit facility contains customary financial restrictions on the borrowers, including restrictions on:

- the minimum value of the collateral;
- incurrence of debt; and
- payment of dividends.

The facility, as amended, is available in five tranches of $8.6 million each. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $216,000 each. The first installment of each tranche is repayable three months after the date of drawdown of the final advance. As of December 31, 2008 and December 31, 2009, the outstanding balance under this loan was $6.6 million and $19.8 million, respectively.

Secured syndicated term loan facility with respect to seven newbuildings. On October 30, 2006, seven of our vessel-owning subsidiaries, Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A. and Kythira Marine S.A., as co-borrowers, jointly and severally entered into a syndicated secured credit facility for an aggregate amount of $64.75 million with an international commercial bank to finance the construction of seven double hull oil tankers, QHS 207, QHS 208, QHS 209, QHS 210, QHS 215, QHS 216, and QHS 217, respectively. The loan bears interest at LIBOR plus 1.15% before delivery of each vessel and at LIBOR plus 1.05% after such vessel's delivery. Under the terms of the agreement, the borrowers may enter into interest rate swap agreements to hedge their exposure to interest rate risk.

The loan is collateralized by:

- a first priority mortgage over each of the vessels, in favor of the lenders;
- a corporate guarantee by us and ASI as the holding company of the vessel-owning subsidiaries; and
- a manager's undertaking from ABS, as the management company of the vessels.

The secured loan imposes certain operating and financial restrictions on the borrowers, including restrictions on:

- the payment of dividends and the distribution of assets;
- the incurrence of debt;
- mergers and consolidations;
- changes in the business activities that are carried on; and
- changes in legal and/or ultimate beneficial ownership, provided that after the listing of our shares on the New York Stock Exchange, at least 35% of our shares at all times shall be beneficially owned by our then beneficial owners and our then beneficial owners may not beneficially own in the aggregate fewer of our shares than any other person.

The facility is available in seven tranches of $9.25 million each. Each tranche is repayable in 40 quarterly installments in the amount of $125,000 each, plus a balloon payment of $4.25 million payable together with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance. As of December 31, 2008 and December 31, 2009, the balance on the loan was $28.0 million and $48.9 million, respectively.

Secured term loan facility with respect to two newbuildings. On October 27, 2006, two of our vessel-owning subsidiaries, Tasman Seaways Inc. and Santon Limited, as co-borrowers, jointly and severally, entered into a loan agreement with an international commercial bank for a term loan facility in an aggregate amount of $17.6 million to partially finance the construction costs of two double hull tankers, QHS 221 and QHS 224, respectively. The facility bears interest at LIBOR plus 1.15% on 70% of the principal amount and at LIBOR plus 1.25% on 30% of the principal amount.

The loan is collateralized by:

- a first priority or first preferred ship mortgage over each of the vessels, in favor of the lenders;
- our corporate guarantee; and
- a manager's undertaking from ABS, as the management company of the vessels.

The secured loan imposes certain operating and financial restrictions on the borrowers, including restrictions on:

- the payment of dividends and the distribution of assets;
- the incurrence of debt;
- mergers and consolidations;
- changes in the business activities that are carried on; and
- changes in legal and/or ultimate beneficial ownership, provided that after the listing of our shares on the New York Stock Exchange, at least 35% of our shares at all times shall be beneficially owned by our then beneficial owners.

The facility is available in two tranches of $8.8 million each. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $154,000 each, plus a balloon payment of $2.64 million payable together with the last installment. The first installment of each tranche is repayable three months after the date of delivery of the respective vessel. As of December 31, 2008 and December 31, 2009, the balance on the loan was $7.9 million and $13.8 million, respectively.

Secured term loan facility with respect to three newbuildings. On October 25, 2006, three of our vessel-owning subsidiaries, Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as co-borrowers, jointly and severally entered into a syndicated secured credit facility for an aggregate amount of $26.25 million to partially finance the construction costs of three double hull tankers, QHS 220, QHS 222 and QHS 223, respectively. This facility bears interest at LIBOR plus 1.30% before delivery of each vessel and at LIBOR plus 1.1875% after such vessel's delivery.

The loan is collateralized by:

- a first priority or first preferred ship mortgage over each of the vessels, in favor of the lenders;
- a corporate guarantee by us and Aegean Shipholdings Inc., or ASI, as the holding company of the vessel-owning subsidiaries;
- a manager's undertaking from ABS, as the management company of the vessels; and
- personal guarantee by a personal guarantor to be agreed upon by the lenders.

The credit facility imposes certain operating and financial restrictions on the borrowers, including restrictions on:

- the payment of dividends and the distribution of assets;
- the incurrence of debt;
- mergers and consolidations;
- changes in the business activities that are carried on; and
- changes in legal and/or ultimate beneficial ownership, provided that after the listing of our shares on the New York Stock Exchange, at least 35% of our shares at all times shall be beneficially owned by our then beneficial owners and our then beneficial owners may not beneficially own in the aggregate fewer of our shares than any other person.

The facility is available in three tranches of $8.75 million each. Each tranche is repayable in 40 quarterly installments in the amount of $125,000 each, plus a balloon payment of $3.75 million payable together with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance. As of December 31, 2008 and December 31, 2009, the balance on the loan was $14.2 million and $18.4 million, respectively.

Secured term loan facility with respect to five newbuildings. On February 10, 2006, five of our vessel-owning subsidiaries, Milos Maritime Inc., Amorgos Maritime Inc., Kimolos Maritime Inc., Mykonos Maritime Inc. and Syros Maritime Inc., entered into a secured loan facility with an international commercial bank for an aggregate amount of $33.4 million to partially finance the construction costs of five double hull tankers, DN-3500-1, DN-3500-4, DN-3500-5, DN-3500-6 and DN-3500-7, respectively. The loan bears interest at LIBOR plus 1.15% plus additional compliance costs. The loan is collateralized by a first priority mortgage over each of the vessels.

Upon the lender's demand, this facility may be collateralized by:

- a second priority mortgage over one of our vessels, Aegean Flower;
- a second priority undertaking and assignment to be executed by ABS in favor of the lender; and
- a corporate guarantee by one of our vessel-owning subsidiaries, Pontos Navigation Inc.

The secured loan imposes certain operating and financial restrictions on the borrowers, including restrictions on:

- payment of dividends and the distribution of assets;
- incurrence of debt;
- the change in legal and/or ultimate beneficial ownership of shares of the five vessel-owning subsidiaries borrowing under this facility, Pontos Navigation Inc. and ABS;
- merger and consolidation;
- the acquisition of additional vessels; and
- changes in the business activities that are carried on.

The facility is available in five tranches of $6.68 million each. Each tranche is repayable in 48 quarterly installments, first 47 in the amount of $140,000 and the last in the amount of $100,000. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance. As of

December 31, 2008 and December 31, 2009, no amounts were outstanding under this credit facility, as it was replaced with the newbuilding facility of our 2006 senior secured credit facility.

The 2006 senior secured credit facility consists currently of a newbuilding facility to partially finance the acquisition of the our above five new bunkering tankers in an amount of up to $33.4 million (which was used to refinance the secured term loan facility with respect to five newbuildings, dated February 10, 2006, discussed above). The interest rates and the repayments are the same as the ones on the facility that has been replaced.

As of December 31, 2008 and December 31, 2009, we had $31.0 million and $28.2 million outstanding under our 2006 senior secured credit facility.

Secured syndicated term loan facility with respect to two newbuildings. On October 26, 2005, as amended, two of our vessel-owning subsidiaries, Ocean Dynamic Corp. and Sea Global S.A., as co-borrowers, jointly and severally, entered into a syndicated secured credit facility for an aggregate amount of Euro 13.3 million with an international commercial bank to finance the construction of two specialty tankers. The loan bears interest at LIBOR plus 1.40% during each vessel's pre-delivery period and at LIBOR plus 1.30% during each vessel's post-delivery period. Under the terms of the agreement, the borrowers may enter into interest rate swap agreements to hedge their exposure to interest rate risk.

The loan is collateralized by:

- a first priority mortgage over each of the vessels;
- assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and
- corporate guarantees of AMP, ABS and ASI and our corporate guarantee.

Our corporate guarantee contains customary financial covenants requiring us to ensure that:

- our book net worth shall not be less than $100.0 million;
- our ratio of total liabilities to total assets shall not exceed 0.65-to-one;
- our ratio of current assets to current liabilities shall not be less than 1.25-to-one; and
- our cash and cash equivalents exceed 50% of the debt service being due in the succeeding annual period.

Furthermore, the loan agreement requires that we maintain the listing of our shares on the New York Stock Exchange and under our corporate guarantee we are required to ensure that Messrs. Melisanidis and Georgiopoulos and their families control at least 35% of our shares and no other party holds a larger share.

The credit facility contains customary financial restrictions on the borrowers, including restrictions on:

- the minimum value of the collateral;
- incurrence of debt; and
- payment of dividends.

The facility is available in two tranches of Euro 6.65 million each. Each tranche is repayable in 40 quarterly installments, first 12 in the amount of Euro 150,000 and the remaining 28 in the amount of Euro 110,000, plus a balloon payment at the end of the term in the amount of Euro 1.77 million.

On June 17, 2009, the then-outstanding balance under this facility was fully repaid with the proceeds of the sale of the vessels.

As of December 31, 2008 and December 31, 2009, the balance on the loan was $16.0 million (Euro 11.5 million) and $0 million, respectively.

Secured letter of credit facility with respect to two newbuildings. Also on October 26, 2005, two of our vessel-owning subsidiaries, Ocean Dynamic Corp. and Sea Global S.A., as co-borrowers, jointly and severally, entered into a secured letter of credit facility for an aggregate amount of Euro 12.3 million with an international commercial bank for the issuance of standby letters of credit to the shipyard as a payment guarantee.

This facility is collateralized by:

- a first priority charge on an interest bearing cash collateral account of the borrowers; and
- a corporate guarantee of AMP.

This Secured letter of credit facility was terminated with the proceeds of the sale of the vessels.

As of December 31, 2008 and December 31, 2009, the balance on this letter of credit facility was $3.8 million and $0 million, respectively.

Secured syndicated term loan facility with respect to five newbuildings. On August 30, 2005, as amended, five of our vessel-owning subsidiaries, Kithnos Maritime Inc., Naxos Maritime Inc., Paros Maritime Inc., Santorini Maritime Inc. and Serifos Maritime Inc., as co-borrowers, jointly and severally, entered into a syndicated secured credit facility for an aggregate amount of $35.5 million with an international commercial bank to finance the construction of five bunkering tankers DN-3500-3, DN-3500-10, DN-3500-9, DN-3500-8 and DN-3500-2, respectively. The loan bears interest at LIBOR plus 1.40% during each vessel's pre-delivery period and at LIBOR plus 1.30% during each vessel's post-delivery period. Under the terms of the agreement, the borrowers may enter into interest rate swap agreements to hedge their exposure to interest rate risk.

The loan is collateralized by:

- a first priority mortgage over each of the vessels;
- assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and
- corporate guarantees of ASI and ABS and our corporate guarantee.

Our corporate guarantee contains customary financial covenants requiring us to ensure that:

- our book net worth shall not be less than $100.0 million;
- our ratio of total liabilities to total assets shall not exceed 0.65-to-one;
- our ratio of current assets to current liabilities shall not be less than 1.25-to-one; and
- our cash and cash equivalents exceed 50% of the debt service being due in the succeeding annual period.

Furthermore, as corporate guarantor we are required to maintain the listing of our shares on the New York Stock Exchange and ensure that Messrs. Melisanidis and Georgiopoulos and their families control at least 35% of our shares and no other party holds a larger share.

The credit facility contains customary financial restrictions on the borrowers, including restrictions on:

- the minimum value of the collateral;
- incurrence of debt; and
- payment of dividends.

The facility is available in five tranches of $7.1 million each. Each tranche is repayable in 40 quarterly installments, first 30 in the amount of $120,000 and the remaining 10 in the amount of $110,000, plus a balloon payment at the end of the term in the amount of $2.4 million. As of December 31, 2008 and December 31, 2009, the balance on the loan was $30.3 million and $32.1 million, respectively.

Liquidity and Uses of Cash

Cash and cash equivalents, as of December 31, 2008 and 2009 amounted to $46.9 million and $54.8 million, respectively. The table below illustrates our working capital and working capital excluding cash and debt as of December 31, 2008 and 2009. Working capital is defined as current assets less current liabilities.

The marine fuel supply industry is capital intensive. The timing and levels of operational cash flows are important aspects of our business. Our periodic cash flows from operations are mainly dependent on our periodic working capital excluding cash and debt. Accordingly, we use working capital excluding cash and debt to monitor changes in our operational working capital accounts such as trade receivables, inventories and trade payables, and to assess the current strength and to predict the future state of our cash flows from operations. Our periodic working capital excluding cash and debt is partly driven by our sales volume growth rates for the relevant periods. As a result, the higher the sales volume growth rates are, the larger the working capital investment needed to purchase and sell the increased quantities of fuel. A larger working capital investment decreases our operational cash flows for the relevant periods. Furthermore, significant period-on-period movement in the average outstanding days of our trade receivables, inventories and trade payables considerably impacts our periodic working capital excluding cash and debt positions and our operational cash flows. Finally, significant fluctuations in marine fuel prices materially affect our periodic working capital excluding cash and debt. A period-on-period increase in marine fuel prices increases the level of working capital investment needed to purchase the same quantity of marine fuel. Accordingly, we would have to increase our working capital investment at a multiple of the increase in marine fuel prices in order to increase our sales volumes.

	As of December 31,	
	2008	2009
	(in thousands of U.S. dollars)	
Working capital	49,365	218,488
Working capital excluding cash and debt	100,158	221,794

During the year ended December 31, 2009, our working capital, excluding cash, restricted cash and debt, increased to $221.8 million as compared to $100.2 million as of December 31, 2008. At the same time, our working capital, defined as current assets minus current liabilities, position as of December 31, 2009 increased to $218.5 million from $49.4 million a year ago. These increases were primarily attributable to an increase in the price of marine petroleum products during the last quarter of 2009 compared to the same period of 2008.

We primarily use our cash to fund marine petroleum product purchases for resale to our customers. Except for transactions with our related company, Aegean Oil, in which we usually have been extended unsecured trade credit, we obtain secured trade credit from our suppliers against a standby letter of credit. In certain cases, we purchase quality marine petroleum products from certain suppliers at discounted prices with cash on or near delivery. Our ability to fund marine petroleum product purchases, obtain trade credit from our suppliers, and provide standby letters of credit is critical to the success of our business. Increases in oil prices negatively impact our liquidity by increasing the amount of cash needed to fund marine petroleum product purchases as well as reducing the volume of marine petroleum products which can be purchased on a secured credit basis from our suppliers.

We also use our cash to fund the acquisition or construction costs of vessels as well as to fund the maintenance cost of these vessels.

The following table illustrates the cash paid for the acquisition and construction of vessels and the cash paid for drydocking of our vessels, for the years ended December 31, 2007, 2008 and 2009.

	Year Ended December 31,		
	2007	2008	2009
	(in thousands of U.S. dollars)		
Payments for net vessel acquisitions	66,217	21,665	25,420
Payments for vessel construction	55,529	116,990	84,444
Payments for drydocking	3,186	6,890	5,504

Payments for vessel acquisitions will continue in the coming years due to our existing commitments on our newbuilding contracts. As of December 31, 2009, three of the 15 bunkering tankers on order have a total construction cost of $11.0 million each, three have a total construction cost of $11.6 million each, five have a construction cost of $10.7 million each, and the remaining four have a construction cost of $12.2 million each. These costs include newbuilding contracts with the shipyards as well as supervision contracts. The construction costs of both the bunkering tankers and the specialty tanker are payable in milestones over the duration of the construction of these vessels. The 2010 payment schedule for these newbuilding contracts for the bunkering tankers is $61,921.

Currently, we intend to purchase only secondhand double hull bunkering tankers, which are generally more costly than secondhand single hull bunkering tankers. Payments for drydocking are also expected to increase, mainly due to the increased number of vessels in our fleet.

It is our intention to fund the remaining capital commitments on our newbuilding contracts using cash on hand and existing long-term bank debt and using cash flow from operations. We intend to fund our growth strategy, which may include further acquisitions of additional vessels or investments in other energy-related projects using either cash on hand and cash flow from operations or new long-term bank debt.

We anticipate that assuming market conditions are consistent with our historical experience, cash on hand, internally generated cash flow and borrowings under our credit facilities will be sufficient to fund our business, including our working capital requirements. While we do not currently intend to do so, in the future we may consider raising funds through additional equity or debt offerings, depending on our future business plans.

Our beliefs, intentions, plans and expectations concerning liquidity and our ability to obtain financing are based on currently available information. To the extent this information proves to be inaccurate, or if circumstances change, future availability of trade credit or other sources of financing may be reduced and our liquidity would be adversely affected. Factors that may affect the availability of trade credit, or other financing, include our performance, the state of worldwide credit markets, and our levels of outstanding debt. In addition, we may decide to raise additional funds to respond to competitive pressures or changes in market conditions, to fund future growth, or to acquire vessels. We cannot guarantee that financing will be available when needed or desired, or on terms favorable to us.

CASH FLOW

Net Cash Provided By Operating Activities

Net cash used in operating activities was $61.4 million for the year ended December 31, 2009 as compared to net cash provided by operating activities of $136.7 million for 2008. This decrease was primarily attributable to an increase in working capital as a result of the increase in the price of marine petroleum products during the last quarter of 2009. Working capital excluding cash and debt increased by $121.6 million, to a surplus of $221.8 million as of December 31, 2009 compared to a surplus of $100.2 million as of December 31, 2008.

Net cash provided by operating activities was $136.7 million for the year ended December 31, 2008 as compared to net cash used in operating activities of $128.1 million for 2007. This increase was primarily attributable to higher earnings and a reduction in working capital as a result of the decrease in the price of marine petroleum products during the last quarter of 2008. Working capital excluding cash and debt decreased by $90.0 million, to a surplus of $100.2 million as of December 31, 2008 compared to a surplus of $190.2 million as of December 31, 2007.

Net Cash Used In Investing Activities

Net cash used in investing activities was $75.2 million for the year ended December 31, 2009. During the period, we paid $84.4 million as milestone payments under our newbuilding and engineering contracts and we paid $25.4 million mainly to acquire the secondhand vessels, Aegean Star, Aegean Champion and Aegean Ace. Furthermore, we received net cash consideration of $34.5 million for the sale of our specialty tankers and our vessel Aegean IX.

Net cash used in investing activities was $135.7 million for the year ended December 31, 2008. During the period, we paid $117.0 million as milestone payments under our newbuilding and engineering contracts and we paid $21.7 million mainly to acquire the secondhand vessels, Aegean III, Aegean VIII, Aegean XII and Aegean Ace. Furthermore, we paid net cash consideration of $9.1 million for our acquisitions of ICS Petroleum Ltd. During 2008, our restricted cash balances decreased by $12.6 million which increased our cash flows by the same amount.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $144.5 million for the year ended December 31, 2009 mainly due to additional drawdowns of $133.6 million under our term loan facilities and our senior secured credit facility to finance a portion of the construction costs of our new vessels and the marine petroleum purchases for resale to our customers and due to an increase in short-term borrowings under our credit facilities for the same purposes. Part of this increase in funding was offset by repayments of long-term debt of $36.2 million. Furthermore, during the year ended December 31, 2009, we paid for financing costs $1.2 and declared and paid dividends of $1.7 million to our shareholders.

Net cash provided by financing activities was $43.9 million for the year ended December 31, 2008 mainly due to additional draw-downs of $93.6 million under our term loan facilities to finance a portion of the construction costs of our new vessels. Part of this increase in funding was offset by repayments of long-term debt of $4.1 million and $43.0 million in payments to reduce short-term borrowings. Furthermore, during the year ended December 31, 2008, we declared and paid dividends of $1.7 million to our shareholders.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Not applicable.

D. TREND INFORMATION.
During the year ended December 31, 2009, our sales volume of marine fuel increased by 19.1% as compared to the prior year, which was mainly due to additional sales of marine fuel in United Arab Emirates, Singapore and Canada. We have also expanded our bunkering fleet by taking delivery of five double-hull bunkering tanker newbuildings and one specialty tanker newbuilding and by acquiring three secondhand double-hull bunkering tankers. We expect our growth to continue in 2010 as we expand our business and marine fuel delivery capabilities in existing markets and enter new markets, mainly due to our agreement to acquire Verbeke Bunkering N.V. We have commenced operations in Tangiers, Morocco and Trinidad and Tobago in the second quarter of 2009 and we will expand our fleet by at least 15 new double hull bunkering tankers, for which we have firm orders, during the next two years, and may purchase additional secondhand vessels in the future.

In addition to our bunkering operations, we market and distribute marine lubricants under the Alfa Marine Lubricants brand. In February 2009, we entered into an agreement to join the Sealub Alliance Network, a group formed by Gulf Oil Marine Ltd. to collaborate in the marketing and distribution of marine lubricants. We expect the sales volumes of lubricants to further increase in 2010.

Our success in attracting business has been due, in part, to our willingness to extend trade credit on an unsecured basis to our customers after suitable credit analysis of them. The recent adverse changes in world credit markets may adversely affect our ability to do business with customers whose creditworthiness may no longer meet our criteria. Volatility in the price of marine fuel and lubricants may also affect our working capital requirements.

E. OFF-BALANCE SHEET ARRANGEMENTS.
We do not have any off-balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

Contractual Obligations and Commercial Commitments
The following table sets forth our contractual obligations and commercial commitments as of December 31, 2009:

	Within One Year	One to Three Years	Three to Five Years	More than Five Years	Total
			(in millions of U.S. dollars)		
Long-term bank debt (excluding interest)	13.1	182.7	33.2	122.1	351.1
Capital lease	0.9	2.0	1.5	—	4.4
Interest on long-term bank debt(1)	9.7	12.3	8.6	15.4	46.0
Minimum purchase commitments(2)	171.2	342.4	342.4	42.8	898.8
Newbuilding contracts—bunkering tankers	61.9	—	—	—	61.9
Total	256.8	539.4	385.7	180.3	1,362.2

(1) Our long-term bank debt outstanding as of December 31, 2009 bears variable interest at margin over LIBOR. The calculation of variable rate interest payments is based on an actual weighted average rate of 2.70% for the year ended December 31, 2009, adjusted upward by 10 basis points for each year thereafter.

(2) In the normal course of business, we have entered into long-term contracts with reputable suppliers such as government refineries or major oil producers. The contractual commitments set forth in the above table include the minimum purchase requirements in our contract with Aegean Oil. The minimum purchase requirements provided for in our contract with Aegean Oil have been calculated by multiplying the minimum monthly volumes of marine fuel specified in the contract by an indicative market price based on quoted PLATTS prices as of December 31, 2009.

G. SAFE HARBOR
Forward-looking information discussed in this Item 5 includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see "Cautionary Statement Regarding Forward-Looking Statements" in this report.

Quantitative and Qualitative Disclosures About Market Risk

PRICE RISK

Our price risk has been minimal because we have generally purchased inventory for which we have already had a binding sales contract in place. We generally do not fix future prices for delivery of fuel in excess of one week and our suppliers generally use average PLATTS pricing in their calculation of cost prices to us. Accordingly, our exposure to price risk has covered a period of only a few days. In Gibraltar, West Africa, the United Kingdom and the UAE, we operate storage facilities and we currently import and store cargos of marine fuel prior to resale to customers. Accordingly, in Gibraltar, West Africa, the United Kingdom and the UAE, we purchased fuel before entering into a binding sales contract with a customer. We believe that our exposure to price risk in these locations covers a period of one to two weeks. In view of our minimal price risk, we have not entered into derivative contracts, swaps or futures to mitigate the risk of market price fluctuations in marine fuel. Our policy is to not use fuel related derivative financial instruments for speculative purposes.

In the future, we may enter into long-term fixed price sales commitments, which fix the prices of future fuel sales. Furthermore, we may use cargo storage in our other service centers or we might import larger cargos of fuel for storage, which would increase our oil price risk. Furthermore, in the future, we might execute cargo trading transactions to arbitrage the price of marine fuel, which method would increase our oil price risk. Finally, we may enter into derivative contracts in the forms of swaps or futures in order to mitigate the risk of market price fluctuations in marine fuel.

INTEREST RATE RISK

We are subject to market risks relating to changes in interest rates as we have significant amounts of floating rate long-term debt and short-term borrowings outstanding. During the year ended December 31, 2009, we paid interest on this debt based on LIBOR plus an average spread of 1.21% on our bank loans. A one percent increase in LIBOR would have increased our interest expense for the year ended December 31, 2009 from $9.3 million to $12.4 million. We expect to repay these borrowings on a periodic basis using cash flows from operations

At any time and from time to time, we may enter into derivative contracts, including interest rate swaps, to hedge a portion of our exposure in our floating rate long-term and short-term debt.

EXCHANGE RATE RISK

We have conducted the vast majority of our business transactions in U.S. dollars. We have purchased marine petroleum products in the international oil and gas markets and our vessels have operated in international shipping markets; both these international markets transact business primarily in U.S. dollars. Accordingly, our total revenues have been fully denominated in U.S. dollars and our cost of marine petroleum products, which, for the year ended December 31, 2009, comprised approximately 94% of our total operating expenses have been denominated in U.S. dollars. Our balance sheet is mainly comprised of dollar-denominated assets including trade receivables, inventories and the cost of vessels, and liabilities including trade payables, short-term borrowings and long-term loans. Our foreign exchange losses in recent periods have mainly arisen from the translation of assets and liabilities of our service centers that are denominated in local currency. Accordingly, the impact of foreign exchange fluctuations on our consolidated statements of income has been minimal.

Should we enter certain markets where payments and receipts are denominated in local currency or should either the international oil and gas markets or the international shipping markets change their base currency from the U.S. dollar to another international currency such as the Euro, the impact on our dollar-denominated consolidated statements of income may be significant.

Due to the minimal historic impact of foreign exchange fluctuations on us, it is our policy to not enter into hedging arrangements in respect of our foreign currency exposures.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Aegean Marine Petroleum Network Inc.

Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Aegean Marine Petroleum Network Inc. and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Aegean Marine Petroleum Network Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte.
Hadjipavlou Sofianos & Cambanis S.A.
Athens, Greece
March 30, 2010

[This page intentionally left blank.]

Consolidated Balance Sheets

As of December 31, 2008 and 2009

(Expressed in thousands of U.S. dollars—except for share and per share data)

	December 31,	
	2008	2009
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 46,927	$ 54,841
Trade receivables, net of allowance for doubtful accounts of $1,323 and $1,751, as of December 31, 2008 and 2009, respectively	131,266	275,630
Due from related companies (Note 4)	2,501	8,454
Inventories (Note 5)	55,330	140,115
Prepayments and other current assets (Note 6)	13,731	24,476
Deferred tax asset (Note 20)	—	170
Restricted cash (Note 2 and 11)	1,632	5,000
Total current assets	251,387	508,686
FIXED ASSETS:		
Advances for vessels under construction and acquisitions (Note 7)	113,564	136,494
Vessels, cost (Notes 8 and 12)	260,741	321,915
Vessels, accumulated depreciation (Notes 8 and 12)	(26,606)	(41,993)
Vessels' net book value	234,135	279,922
Other fixed assets, net (Notes 9)	1,681	1,647
Total fixed assets	349,380	418,063
OTHER NON-CURRENT ASSETS:		
Restricted cash (Notes 2 and 12)	3,838	—
Deferred charges, net (Note 10)	12,440	15,376
Concession agreement (Note 3)	7,407	7,095
Goodwill (Note 3)	17,431	17,431
Deferred tax asset (Note 20)	—	598
Other non-current assets	24	96
Total assets	$641,907	$967,345
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-term borrowings (Note 11)	$ 90,000	$ 50,000
Current portion of long-term debt (Note 12)	9,352	13,147
Trade payables to third parties	67,817	182,438
Trade payables to related companies (Note 4)	22,462	24,844
Other payables to related companies (Note 4)	187	585
Accrued and other current liabilities	12,204	19,184
Total current liabilities	202,022	290,198
LONG-TERM DEBT, net of current portion (Note 12)	154,269	337,890
OTHER NON-CURRENT LIABILITIES	613	4,200
COMMITMENTS AND CONTINGENCIES (Note 13)	—	—
STOCKHOLDERS' EQUITY:		
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2008 and 2009; 42,543,608 and 43,009,303 shares, issued and outstanding at December 31, 2008 and 2009, respectively (Note 18)	425	430
Additional paid-in capital (Note 18)	190,658	194,112
Accumulated other comprehensive income (Note 21)	211	—
Retained earnings	93,709	140,515
Total stockholders' equity	285,003	335,057
Total liabilities and stockholders' equity	$641,907	$967,345

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Income

For the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of U.S. dollars—except for share and per share data)

	For the Year Ended December 31,		
	2007	2008	2009
REVENUES:			
Sales of marine petroleum products—third parties	$1,331,144	$2,757,181	$2,436,340
Sales of marine petroleum products—related companies (Notes 4)	14,705	10,886	13,105
Voyage revenues	5,758	1,379	9,044
Other revenues	1,266	8,526	12,471
Total revenues	1,352,873	2,777,972	2,470,960
OPERATING EXPENSES:			
Cost of marine petroleum products sold (exclusive of items shown separately below)—third parties	1,091,769	2,242,911	1,999,193
Cost of marine petroleum products sold (exclusive of items shown separately below)—related companies (Note 4)	159,943	351,532	267,767
Salaries, wages and related costs	24,363	41,666	47,708
Depreciation (Notes 8 and 9)	6,373	12,604	16,792
Amortization of drydocking costs (Note 10)	3,172	3,640	4,574
Amortization of concession agreement (Note 3)	52	313	312
Management fees (Note 4)	54	—	—
Gain on sale of vessel, net (Note 8)	(2,693)	—	(4,094)
Other operating expenses (Note 14)	39,042	73,157	79,492
Total operating expenses	1,322,075	2,725,823	2,411,744
Operating income	30,798	52,149	59,216
OTHER INCOME/(EXPENSE):			
Interest and finance costs (Notes 11, 12 and 15)	(3,473)	(12,377)	(10,255)
Interest income	1,990	501	46
Foreign exchange gains (losses), net	(1,569)	1,521	(329)
	(3,052)	(10,355)	(10,538)
Income before income taxes	27,746	41,794	48,678
Income taxes (Note 20)	(8)	(1,879)	(153)
Net income	$ 27,738	$ 39,915	48,525
Basic earnings per common share	$ 0.65	$ 0.94	$ 1.13
Diluted earnings per common share	$ 0.65	$ 0.94	$ 1.13
Weighted average number of shares, basic	42,417,111	42,497,450	42,579,187
Weighted average number of shares, diluted	42,505,704	42,625,801	42,644,448

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Stockholders' Equity

For the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of U.S. dollars—except for share and per share data)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
	# of Shares	Par Value				
BALANCE, December 31, 2006	42,410,000	$424	$ 185,103	$ 29,472	—	$ 214,999
Net income	—	—	—	27,738	—	27,738
Dividends declared and paid ($0.14 per share)	—	—	—	(1,705)	—	(1,705)
Issuance of common stock in connection with an acquisition	20,000	—	773	—	—	773
Share-based compensation (Note 17)	31,428	1	1,919	—	—	1,920
BALANCE, December 31, 2007	42,461,428	$425	$ 187,795	$ 55,505	—	$ 243,725
Net income	—	—	—	39,915	—	39,915
Dividends declared and paid ($0.04 per share)	—	—	—	(1,711)	—	(1,711)
Share-based compensation (Note 17)	82,180	—	2,863	—	—	2,863
Foreign currency translation adjustment (Note 21)	—	—	—	—	211	211
BALANCE, December 31, 2008	42,543,608	$425	$ 190,658	$ 93,709	$211	$ 285,003
Net income	—	—	—	48,525	—	48,525
Dividends declared and paid ($0.04 per share)	—	—	—	(1,719)	—	(1,719)
Share-based compensation (Note 17)	465,695	5	3,454	—	—	3,459
Foreign currency translation adjustment (Note 21)	—	—	—	—	(211)	(211)
BALANCE, December 31, 2009	43,009,303	$430	$194,112	$140,515	—	$335,057

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2007, 2008 and 2009

(Expressed in thousands of U.S. dollars)

	For the Year Ended December 31,		
	2007	2008	2009
Cash flows from operating activities:			
Net income	$ 27,738	$ 39,915	$ 48,525
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	6,373	12,604	16,792
Provision for (release of) doubtful accounts	497	(280)	428
Share-based compensation	1,920	2,863	3,458
Amortization	3,457	4,783	5,562
Provision for income taxes	8	1,879	153
Gain on sale of vessel	(2,693)	—	(4,094)
Other non-cash charges	—	(136)	—
(Increase) decrease in:			
Trade receivables	(115,707)	87,228	(144,792)
Due from related companies	(3,217)	1,185	(5,953)
Inventories	(65,205)	44,550	(84,785)
Prepayments and other current assets	(9,414)	(1,187)	(10,915)
Increase (decrease) in:			
Trade payables	27,213	(35,680)	114,622
Other payables to related companies	35	27	398
Accrued and other current liabilities	3,743	(14,314)	5,345
(Increase) decrease in other non-current assets	(10)	93	(670)
Increase in other non-current liabilities	320	97	77
Payments for drydocking	(3,186)	(6,890)	(5,504)
Net cash (used in) provided by operating activities	(128,128)	136,737	(61,353)
Cash flows from investing activities:			
Advances for vessels under construction	(55,529)	(116,990)	(84,444)
Advances for vessel acquisitions	(66,217)	(21,665)	(25,420)
Corporate acquisitions, net of cash acquired	(5,728)	(9,065)	—
Net proceeds from sale of vessels	8,276	—	34,499
Purchase of other fixed assets	(409)	(549)	(335)
Decrease in restricted cash	2,915	14,234	5,470
Increase in restricted cash	(8,000)	(1,632)	(5,000)
Net cash used in investing activities	(124,692)	(135,667)	(75,230)
Cash flows from financing activities:			
Proceeds from long-term debt	41,815	93,636	133,648
Repayment of long-term debt	(280)	(4,120)	(36,232)
Net change in short-term borrowings	133,000	(43,000)	50,000
Financing costs paid	(468)	(915)	(1,200)
Dividends paid	(1,705)	(1,711)	(1,719)
Net cash provided by financing activities	172,362	43,890	144,497
Net (increase) decrease in cash and cash equivalents	(80,458)	44,960	7,914
Cash and cash equivalents at beginning of year	82,425	1,967	46,927
Cash and cash equivalents at end of year	$ 1,967	$ 46,927	54,841
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid during the year for interest, net of capitalized interest:	$ 3,935	$ 12,638	$ 7,727
Cash paid during the year for income taxes:	$ 8	—	$ 1,788
Shares issued to acquire a business:	$ 773	—	—

The accompanying notes are an integral part of these consolidated financial statements

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

1. BASIS OF PRESENTATION:

The accompanying consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. (hereinafter referred to as "Aegean") and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the "Company"). The Company is an independent physical supplier and marketer of refined marine fuel and lubricants to ships in port and at sea.

Aegean was formed on June 6, 2005, under the laws of the Republic of the Marshall Islands, for the purpose of acquiring all outstanding common shares of companies owned, directly and indirectly, by Leveret International Inc. ("Leveret"), which is a personal holding company owned and controlled by Aegean's founder and Head of Corporate Development, Mr. Dimitris Melisanidis. The transaction described above constitutes a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests. Accordingly, the combined and consolidated financial statements of the Company have been presented giving retroactive effect to the transaction described above, using combined and consolidated historical carrying costs of the assets and liabilities.

In December 2006, Aegean completed its initial public offering of 14,375,000 common shares on the New York Stock Exchange ("2006 IPO") under the United States Securities Act of 1933, as amended.

Material Subsidiaries

(a) *Aegean Marine Petroleum S.A. ("AMP")*, incorporated in the Republic of Liberia on January 4, 1995, is engaged in the commercial purchase and sale of marine petroleum products and is the principal operating entity of the Company.

(b) *Service Centers*, which monitor and support the logistical aspects of each order in their respective geographical locations.

Company Name	Country of Incorporation	Date of Incorporation
Aegean Marine Petroleum LLC (the "UAE Service Center")*	United Arab Emirates	07/26/2000
Aegean Bunkering Gibraltar Ltd. (the "Gibraltar Service Center")*****	Gibraltar	08/07/1997
Aegean Bunkering Jamaica Ltd. (the "Jamaica Service Center")	Jamaica	11/25/2004
Aegean Bunkering (Singapore) Pte. Ltd. (the "Singapore Service Center")	Singapore	06/07/2005
Aegean Bunkering (Ghana) Limited (the "West Africa Service Center")	Ghana	05/18/2007
Aegean Bunkers at Sea NV (the "NW Europe Service Center")****	Belgium	12/16/1999
Portland Bunkers International Ltd. (the "UK Service Center")	United Kingdom	12/13/1999
ICS Petroleum LTD—Vancouver***	Canada	11/25/1985
ICS Petroleum (Montreal) LTD	Canada	06/03/1986
West Coast Fuel Transport—Mexico**	Canada	09/10/1990
Aegean Bunkering Trinidad Ltd. (the "Trinidad Service Center")	Trinidad & Tobago	02/20/2006

* Also, the owner of the Aegean Flower, a 6,523 dwt (built in 2001) oil products tanker purchased on January 5, 2004

** Also, the owner of PT 25, a 2,560 dwt (built in 1988) oil products barge purchased on July 1, 2008

*** Also, the owner of PT 36, a 3,730 dwt (built in 1980) oil products barge purchased on July 1, 2008

**** Also, the owner of Sara, a 7,389 dwt (built in 1990) oil products tanker purchased on October 9, 2007

***** Also, provides technical and logistics support to our operations in Morocco in the Tangier Med 1 area

(c) *Aegean Bunkering Services Inc. (the "Manager")* was incorporated in the Marshall Islands on July 11, 2003 and provides all the vessel-owning companies listed below with a wide range of shipping services such as technical support and maintenance, insurance arrangement and handling, financial administration and accounting services.

(d) *Vessel-owning companies with operating vessels:*

		Vessel Details			
Company Name	Date of Incorporation	Vessel Name	Year Built	Size (dwt)	Date Acquired
Aegean Seven Maritime Inc. ("Aegean VII")	01/20/1998	Aegean VII	1984	3,892	02/04/1998
Clyde I Shipping Corp. ("Clyde")	05/10/2004	Aegean Tulip	1993	4,853	05/20/2004
Aegean X Maritime Inc. ("Aegean X")	08/31/2004	Aegean X	1982	6,400	08/31/2004
Carnaby Navigation Inc. ("Carnaby")	12/14/2005	Aegean Pride I	1982	11,538	12/20/2005
Baltic Navigation Company ("Baltic")	09/19/2005	Aegean Force	1980	6,679	07/25/2006
Mare Vision S.A. ("Mare")	11/01/2005	Aegean XI	1984	11,050	05/03/2006
Aegean Tanking S.A. ("Tanking")	07/12/2006	Fos II	1981	67,980	09/05/2006
Vera Navigation S.A. ("Vera")	09/14/2007	Vera	1985	3,720	10/09/2007
Milos I Maritime Inc. ("Milos I")	01/28/2005	Hope	1980	10,597	08/24/2007
Ouranos Tanking S.A. ("Ouranos")	02/09/2007	Ouranos	1983	67,980	02/20/2007

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

		Vessel Details			
Company Name	Date of Incorporation	Vessel Name	Year Built	Size (dwt)	Date Acquired
Sea Breezer Marine S.A. ("Sea Breezer")	04/02/2004	Aegean Princess	1991	7,030	05/25/2007
Milos Shipping Pte. Ltd. ("Milos")	11/23/2006	Milos	2007	4,626	06/29/2007
Serifos Shipping Pte. Ltd. ("Serifos")	11/23/2006	Serifos	2007	4,664	11/20/2007
Pontos Navigation Inc. ("Pontos")	09/09/2002	Leader	1985	83,890	09/21/2007
Mykonos I Maritime Inc. ("Mykonos I")	01/28/2005	Mykonos	2008	4,626	06/25/2008
Santorini I Maritime Inc. ("Santorini I")	01/28/2005	Santorini	2008	4,629	09/26/2008
Amorgos Maritime Inc. ("Amorgos")	01/28/2005	Amorgos	2007	4,664	12/21/2007
Eton Marine Ltd. ("Eton")	12/21/2005	Patmos	2008	6,262	11/18/2008
Kithnos Maritime Inc. ("Kithnos")	01/28/2005	Kithnos	2007	4,626	11/30/2007
Paros Shipping Pte. Ltd. ("Paros")	01/28/2005	Paros	2008	4,629	11/25/2008
Kimolos Shipping Pte. Ltd. ("Kimolos")	01/28/2005	Kimolos	2008	4,664	03/04/2008
Syros I Maritime Inc. ("Syros I")	01/28/2005	Syros	2008	4,596	04/21/2008
Silver Sea Shipping S.A. ("Aegean Star'")	03/09/2009	Aegean Star	1980	11,520	04/08/2009
AMP Maritime S.A. ("Aegean Champion")	12/15/2008	Aegean Champion	1991	23,400	04/30/2009
Kerkyra Marine S.A. ("Kerkyra")	09/26/2006	Kerkyra	2009	6,290	07/29/2009
Tasman Seaways Inc. ("Kalymnos")	12/21/2005	Kalymnos	2009	6,283	02/20/2009
Paxoi Marine S.A. ("Paxoi")	09/26/2006	Paxoi	2009	6,310	11/20/2009
Ithaki Shipping Pte. Ltd. ("Ithaki")	07/06/2009	Ithaki	2009	6,272	09/01/2009
Naxos Shipping Pte. Ltd. ("Naxos")	12/18/2008	Naxos	2009	4,626	01/07/2009
Cephallonia Marine S.A.	09/26/2006	Kefalonia	2009	6,272	10/15/2009
PT22 Shipping Co. Ltd. ("PT22")	01/22/2009	PT22	2001	2,315	05/29/2009

(e) Vessel-owning companies with vessels under construction:

		Vessel Details	
Company Name	Date of Incorporation	Hull Number	Size (dwt)
Andros Marine Inc. ("Andros")	02/21/2007	DN-3800-11	4,600
Dilos Marine Inc. ("Dilos")	02/21/2007	DN-3800-12	4,600
Ios Marine Inc. ("Ios")	02/21/2007	DN-3800-13	4,600
Sifnos Marine Inc. ("Sifnos")	02/21/2007	DN-3800-14	4,600
Tinos Marine Inc. ("Tinos")	02/21/2007	DN-3800-15	4,600
Zakynthos Marine S.A. ("Zakynthos")	09/27/2006	QHS 215	5,500
Lefkas Marine S.A. ("Lefkas")	09/26/2006	QHS 216	5,500
Kythira Marine S.A. ("Kythira")	09/26/2006	QHS 217	5,500
Benmore Services S.A. ("Benmore")	12/21/2005	QHS 222	5,500
Ingram Enterprises Co. ("Ingram")	01/10/2006	QHS 223	5,500
Santon Limited ("Santon")	01/10/2006	QHS 224	5,500
Kassos Navigation SA ("Kassos")	02/14/2008	QHS 225	5,500
Tilos Navigation SA ("Tilos")	02/14/2008	QHS 226	5,500
Halki Navigation SA ("Halki")	02/14/2008	QHS 227	5,500
Symi Navigation SA ("Symi")	02/14/2008	QHS 228	5,500

(f) Aegean Management Services M.C. was incorporated in Piraeus on February 20, 2008 and provides all the vessel-maritime companies listed below with a wide range of shipping services such us technical support for ISM purposes, insurance arrangement and handling and accounting services.

(g) Vessel-maritime companies with operating vessels:

Company Name	Date of Incorporation	Vessel Details: Vessel Name	Year Built	Size (dwt)	Date Acquired
Aegean Tiffany Maritime Company	01/23/2009	Aegean Tiffany	2004	2,747	07/07/2004
Aegean Breeze Maritime Company	01/23/2009	Aegean Breeze I	2004	2,747	07/07/2004
Aegean Rose Maritime Company	12/02/2002	Aegean Rose	1988	4,935	01/21/2003
Aegean Daisy Maritime Company	12/02/2002	Aegean Daisy	1988	4,935	01/21/2003
Aegean Ship III Maritime Company	06/23/2008	Aegean III	1990	2,973	07/08/2008
Aegean Ship VIII Maritime Company	06/23/2008	Aegean VIII	1989	2,973	07/08/2008
Aegean XII Ship Maritime Company	06/23/2008	Aegean XII	1979	3,680	07/08/2008
Aegean Ace Maritime Company	01/26/2009	Aegean Ace	1992	1,615	03/23/2009
Aegean Maistros Maritime Company	11/21/2007	Aegean Orion	1991	550	09/07/2009

(h) Other companies with material assets and/or liabilities:

Company Name	Date of Incorporation	Country of Incorporation	Activity
Aegean Investments S.A. ("Aegean Investments")	11/05/2003	Marshall Islands	Holding company
Aegean Oil (USA), LLC ("Aegean USA")	04/07/2005	United States	Marketing office
Aegean Petroleum International Inc.	02/22/2008	Marshall Islands	Fuel commerce

As of December 31, 2008 and 2009 Aegean's ownership interest in all the above subsidiaries, except for the UAE Service Center, amounted to 100%.

During the years ended December 31, 2007, 2008 and 2009 no customer individually accounted for more than 10% of the Company's total revenues.

2. SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation: The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include for each of the three years in the period ended December 31, 2009, the accounts and operating results of the Company. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other Comprehensive Income: The guidance regarding reporting comprehensive income/(loss) requires separate presentation of certain transactions that are recorded directly as components of stockholders' equity. During 2008, the Company reported cumulative translation adjustments in accumulated other comprehensive income, arising from the translation of the financial statements of its Euro functional currency subsidiaries into U.S. dollars. As of December 31, 2008 the amount of cumulative translation adjustments was $211. As of December 31, 2009, due to the sale of the vessels of these subsidiaries, the amount of cumulative translation adjustments is $0.

Foreign Currency Transactions: The functional currency of Aegean and its material subsidiaries is the U.S. dollar because the Company purchases and sells marine petroleum products in the international oil and gas markets and because the Company's vessels operate in international shipping markets; both of these international markets transact business primarily in U.S. dollars. The Company's accounting records are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities denominated in other currencies are adjusted to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income. As required

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

by the general accepted accounting principles for foreign currency transactions, the financial statements of the Euro functional currency subsidiaries have been converted to U.S. dollars by the application of the translation method (current rate method). All assets and liabilities are translated using the current exchange rate. Shareholders equity accounts are translated using historical rates. Revenues and expenses are translated using the weighted average exchange rate in effect during the period. Exchange differences on the translation of entities with functional currencies other than the US dollar, are recognized directly in the foreign currency translation reserve as other comprehensive income.

Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

Restricted Cash: Restricted cash consists of interest-bearing deposits with certain banks as cash collateral against outstanding short-term facilities and retention accounts that can only be used for the purposes of repayment of current portions of long-term loans. Restricted cash also includes interest-bearing deposits with an international bank as cash collateral against standby letters of credit issued by the same bank to a shipyard. Restricted cash is classified as non-current when the funds are to be used to acquire non-current assets.

Trade Receivables, net: Management is responsible for approving credit to customers, setting and maintaining credit standards, and managing the overall quality of the credit portfolio. The Company performs ongoing credit evaluations of its customers based upon payment history and the assessments of customers' credit worthiness. The Company generally provides payment terms of approximately 30 days. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience with its customers, current market conditions of its customers, and any specific customer collection issues. Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. The Company had accounts receivable of $132,589, and $277,381 before allowances for bad debts of $1,323 and $1,751 as of December 31, 2008 and 2009, respectively.

Insurance Claims: Insurance claims are recorded on the accrual basis once there remain no contingencies relating to the claim. Insurance claims represent the claimable expenses, net of deductibles, incurred through December 31 of each year, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities.

Inventories: Inventories comprise marine fuel oil ("MFO"), marine gas oil ("MGO"), lubricants and victualling stores, which are stated at the lower of cost or market. Cost is determined by the first in, first out method.

Vessel Cost: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred.

Advances and milestone payments made to shipyards during construction periods are classified as "Advances for vessels under construction and acquisitions" until the date of delivery and acceptance of the vessel, at which date they are reclassified to "Vessels, cost". Advances for vessels under construction also include supervision costs, amounts paid under engineering contracts, capitalized interest and other expenses directly related to the construction of the vessels.

Amounts of interest to be capitalized during the asset acquisition period are determined by applying an interest rate to the average amount of accumulated expenditures for the asset during the period. The interest rate used is the average cost of borrowing for the Company.

Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's estimated salvage value is equal to the product of its light-weight tonnage and the estimated scrap rate. Management estimates the useful life of the Company's bunkering and non-bunkering tankers to be 30 years and 25 years, respectively, from the date of initial delivery from the shipyard. Management estimates the useful life of the Company's floating storage facilities to be 30 years from the date of acquisition. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations on the ability of a vessel to trade, its useful life is adjusted to end at the date such regulations become effective.

Intangible Assets: Intangible assets consist of a concession agreement in the United Kingdom and a goodwill. In connection with the acquisition of Portland Bunkers International Limited, the Company recorded an identifiable intangible asset, a concession agreement which conveys to the Company an exclusive right to perform bunkering operations in the port of Portland over a specified period of time. This asset is being amortized over its useful life.

As required by the goodwill topic of the FASB Accounting Standard Codification, goodwill is not amortized, but reviewed as of December 31 of each year for impairment. The Company tests for goodwill impairment using the two-step process. The first step is a screen for potential impairment, while the second step measures the amount of impairment. Fair values are derived using discounted cash flow analysis.

Impairment of Long-Lived Assets: Accounting guidance requires that long-lived assets and certain identifiable intangible assets held and used or to be disposed of by an entity, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset and its eventual disposal is less than its carrying amount, the asset should be evaluated for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. The Company regularly reviews the carrying amount of its vessels. The Company had no impairment losses in any of the periods presented.

Accounting for Drydocking Costs: The Company's vessels are generally required to be drydocked every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are in operation. The Company follows the deferral method of accounting for drydocking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next drydocking is scheduled to become due. Unamortized drydocking costs of vessels that are sold are written off against income in the year of the vessel's sale.

Leases: The Company records vessels under capital leases as fixed assets at the lower of the present value of the minimum lease payments at inception of the lease or the fair value of the vessel. Vessels under capital leases are amortized over the estimated remaining useful life of the vessel for capital leases which provide for transfer of title of the vessel, similar to that used for other vessels of the Company. Assets held under capital leases are presented as "Advances for vessels under construction and acquisitions" in the balance sheet until the vessel is deemed ready for its intend use and the balance is reclassified to "Vessels, cost". The current portion of capitalized lease obligations are reflected in the balance sheet in "Accrued and other current liabilities" and remaining long-term capitalized lease obligations are presented as "Other non-current liabilities".

Financing Costs: Fees incurred for obtaining new loans or refinancing existing loans are deferred and amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are generally expensed in the period the repayment or refinancing is made.

Pension and Retirement Benefit Obligations: The vessel-owning companies included in the consolidation employ the crew on board under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post retirement benefits. The Company's full-time Greek employees are covered by state-sponsored pension funds for which the Company is required to contribute a portion of the monthly salary of these employees to the fund (i.e., a defined contribution plan). Upon retirement of these employees, the state-sponsored pension funds are responsible for paying the employees' retirement benefits and accordingly, the Company has no obligation for these benefits.

Accounting for Revenues and Expenses: Revenues are principally earned from the physical supply of marine petroleum products via the Company's bunkering tankers. In this respect, sales of marine petroleum products and cost of sales of marine petroleum products are recorded in the period when the marine petroleum products are loaded onto the customer's vessel. In Greece, revenues are earned from the sale of marine petroleum products through a related party physical supplier (refer to Note 4). These sales and the respective cost of sales are recorded in the period when the related party physical supplier delivers the marine petroleum products to the customer.

For arrangements in which the Company physically supplies marine petroleum products via its own bunkering tankers, cost of marine petroleum products sold represents amounts paid by the Company for marine petroleum products sold in the period being reported on. For arrangements in which marine petroleum products are purchased from the Company's related party physical supplier, cost of marine petroleum products sold represents the total amount paid by the Company to the physical supplier for marine petroleum products and the delivery thereof to the Company's customer.

Revenues are also generated from voyage agreements of the Company's vessels. Under a voyage charter the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. Probable losses on voyages are provided for in full, at the time such losses can be estimated. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo.

Operating expenses are accounted for on the accrual basis.

Repairs and Maintenance: All vessel repair and maintenance expenses, including major overhauling (which are non-scheduled repairs and maintenance work undertaken on a vessel's engine) and underwater inspections are expensed in the year incurred. Such costs are included in other operating expenses in the accompanying consolidated statements of income.

Income Taxes: The Company accounts for income taxes using the liability method, as required by the general accepted accounting principles for income taxes reporting. Under this method deferred income tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at each period end corresponding to those jurisdictions subject to income taxes. Deferred tax assets are recognized for all temporary items and an offsetting valuation allowance is recorded to the extent that it is not more

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

likely than not that the asset will be realized. Deferred tax is measured based on tax rates and laws enacted or substantively enacted at the balance sheet date in any jurisdiction.

Adoption of the accounting for uncertain tax positions did not have a material impact on our 2007 consolidated financial statements. Nevertheless, income tax regulations in the different countries in which we operate under which our uncertain income tax positions are determined could be interpreted differently. In this sense, the income tax returns of our primary tax jurisdictions remain subject to examination by related tax authorities.

Earnings per Common Share: Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares deemed outstanding during the year. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company's dilutive securities (the warrants and stock options) are assumed to be exercised and the proceeds used to repurchase common shares at the weighted average market price of the Company's common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) shall be included in the denominator of the diluted earnings per share computation. Non-vested shares are included in the calculation of the diluted earnings per shares, based on the weighted average number of non-vested shares assumed to be outstanding during the period.

Derivatives: Guidance on accounting for derivative instruments requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met. During the three-year period ended December 31, 2009, the Company did not engage in any transaction involving derivative instruments or have any hedging activities.

Contingencies: The Company accrues for a loss if the Company deems it probable that an asset has been impaired or that a liability has been incurred at the date of the financial statements and the amount of that loss can be reasonably estimated. If the Company deems it reasonably possible that an asset has been impaired or that a liability has been incurred, the nature of the contingency and an estimate of the amount of loss is disclosed in the notes to the financial statements.

Financial Instruments: The carrying amounts of cash and cash equivalents, trade accounts receivable, and trade accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the revolving credit facilities. The carrying value approximates the fair market value for the floating rate loans.

Recent Accounting Pronouncements:

In December 2007, new guidance established accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The new guidance also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The above-mentioned guidance was effective for fiscal years beginning after December 15, 2008, and was adopted by the Company in the first quarter of 2009. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In January 2009 the Company adopted guidance that amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under previously-issued guidance. This guidance did not have a material impact on the Company's financial condition and results of operations.

In June 2008, new guidance clarified that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities, and the two-class method of computing basic and diluted earnings per share must be applied. The Company determined that non-vested shares granted under its equity incentive plan are participating securities because the non-vested shares participate in dividends. The guidance was effective for fiscal years beginning after December 15, 2008. This standard did not have a material impact on the Company's disclosure of EPS.

In April 2009, new guidance was issued for interim disclosures about fair value of financial instruments, which amends previous guidance for disclosures about fair value of financial instruments to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The guidance also require those disclosures in summarized financial information at interim reporting periods. The new guidance is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of the above mentioned guidance in the year of 2009 did not have an impact on the Company's consolidated financial statements.

In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, which became the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification's content carries the same level of authority, effectively superseding previous guidance. The guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted the new guidance in the year of 2009 which did not have an impact on the Company's consolidated financial statements.

In June 2009, new guidance was issued with regards to the consolidation of variable interest entities ("VIE"). This guidance responds to concerns about the application of certain key provisions of the FASB Interpretation, including those regarding the transparency of the involvement with VIEs. The new guidance revises the approach to determining the primary beneficiary of a VIE to be more qualitative in nature and requires companies to more frequently reassess whether they must consolidate a VIE. Specifically, the new guidance requires a qualitative approach to identifying a controlling financial interest in a VIE and requires ongoing assessment of whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. In addition, the standard requires additional disclosures about the involvement with a VIE and any significant changes in risk exposure due to that involvement. The guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2009 and early adoption is prohibited. The company is evaluating the impact of this guidance on the Company's consolidated financial statements.

In January 2010, new guidance clarified that all assets acquired in a business combination other than goodwill should be valued based on the fair value at the date of acquisition. This includes difficult-to-value intangible assets that had previously been valued using the residual value method under common practice. The guidance was effective immediately upon issuance. This guidance did not have an impact on the Company's financial statements as of December 31, 2009.

3. SIGNIFICANT ACQUISITIONS:

On October 9, 2007, the Company acquired all of the outstanding share capital of Bunkers at Sea NV ("BAS"), a marine fuel logistics company incorporated in Belgium, for a total consideration of $4,764 (excluding direct acquisition costs). BAS purchased, sold and delivered marine fuel to end users such as shipping companies (which complements Aegean's business) and performed these functions in Northwestern Europe where Aegean previously had no presence. The Company entered into this transaction on the premise that Aegean's financial strength and fleet of double-hull tankers, coupled with BAS's local knowledge, will increase Aegean's market share in the Northwestern European offshore bunkering market.

The following table presents the purchase accounting adjustments as of the acquisition date. The Company believes that the resulting balance sheet reflects the fair value of the assets and liabilities at the acquisition date.

Adjusted Purchase Price	
Cash consideration to sellers	3,991
Equity consideration to sellers	773
Acquisition costs	76
Adjusted purchase price	4,840
Fair Value of Assets and Liabilities Acquired	
Cash and cash equivalents, net of overdrafts	5,818
Trade receivables	9,639
Inventories	1,301
Trade payables	(15,767)
Other current assets/liabilities, net	(97)
Non-current assets	3
Total fair value of assets and liabilities acquired	897
Goodwill	3,943

No acquired identifiable intangible assets were recognized as part of the purchase price allocation.

The following table presents the unaudited proforma results as if the acquisition had occurred at the beginning of the year ended December 31, 2007:

	2007
Total revenues	1,471,189
Net income	28,301
Basic earnings per share	0.67
Diluted earnings per share	0.67

On October 31, 2007, the Company acquired all of the outstanding share capital of Portland Bunkers International Limited ("PBIL"), a company incorporated in the United Kingdom, for a total consideration of $7,774 (excluding direct acquisition costs). PBIL is the exclusive operator of the port of Portland (United Kingdom). The Company entered into this transaction on the premise that Aegean's financial strength, logistics expertise and fleet of double-hull tankers, coupled with the exclusive bunkering license, will be accretive to earnings and cash flows.

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

The following table presents the purchase accounting adjustments as of the acquisition date. The Company believes that the resulting balance sheet reflects the fair value of the assets and liabilities at the acquisition date.

Adjusted Purchase Price	
Cash consideration to sellers	7,774
Acquisition costs	235
Adjusted purchase price	8,009
Fair Value of Assets and Liabilities Acquired	
Cash and cash equivalents	530
Other current assets/liabilities, net	(293)
Concession agreement	7,772
Total fair value of assets and liabilities acquired	8,009

An identifiable intangible asset was recognized consisting of an exclusive 30 year concession agreement with the port of Portland which gives Aegean an exclusive right to perform bunkering operations at that port. This asset is being amortized on a straight-line basis over the remaining contractual life of the agreement (from November 1, 2007 to October 1, 2032). Amortization expense of $52, $313 and $312 was recognized for the years ended December 31, 2007, 2008 and 2009 respectively.

The annual aggregate amortization expense expected to be recognized after December 31, 2009, is as follows:

	Amount
2010	312
2011	312
2012	313
2013	312
2014	312
2015 and thereafter	5,534

The following table presents the unaudited proforma results as if the acquisition had occurred at the beginning of the year ended December 31, 2007:

	2007
Total revenues	1,354,187
Net income	25,947
Basic earnings per share	0.61
Diluted earning per share	0.61

On July 1, 2008, the Company acquired all of the outstanding share capital of ICS Petroleum LTD, ICS Petroleum (Montreal) LTD and West Coast Fuel Transport LTD (hereinafter collectively referred to as "ICS"), a marine fuel logistics company incorporated in Canada, for a total consideration of $14,000 (excluding direct acquisition costs). ICS purchases, sells and delivers marine fuel to end users such as shipping companies (which complements Aegean's business) and performs these functions in several ports on the west coast of Canada and eastern Canadian ports where Aegean previously had no presence. The Company entered into this transaction on the premise that Aegean would increase its presence in three locations, the West and East coasts of North America and Mexico where ICS has a presence.

The following table presents the purchase accounting adjustments as of the acquisition date. The Company believes that the resulting balance sheet reflects the fair value of the assets and liabilities at the acquisition date.

Adjusted Purchase price	
Cash consideration to sellers	14,000
Acquisition costs	210
Adjusted Purchase price	14,210
Fair value of Assets and Liabilities Acquired	
Cash and cash equivalents, net of overdrafts	5,102
Trade receivables	26,560
Inventories	2,740
Fixed assets, net	632
Trade payables	(19,951)
Other current assets/liabilities, net	(14,451)
Non-current assets	90
Total fair value of Assets and Liabilities acquired	722
Goodwill	13,488

Goodwill, which arose on the acquisition, constitutes a premium paid by the Company over the fair value of the net assets of ICS, which is attributable to anticipated benefits from the unique position of ICS in the markets in which it operates.

No acquired identifiable intangible assets were recognized as part of the purchase price allocation.

The following table presents the unaudited proforma results as if the acquisition had occurred at the beginning of each of the years ended December 31, 2007 and 2008:

	Year Ended December 31,	
	2007	2008
Total revenues	1,585,210	3,088,010
Net income	31,954	40,298
Basic earnings per share	0.75	0.95
Diluted earning per share	0.75	0.95

4. TRANSACTIONS WITH RELATED PARTIES:

(a) *Aegean Oil S.A. (the "Greek Subcontractor"):* The Greek Subcontractor, owned and controlled by relatives of Mr. Dimitris Melisanidis, is a diversified energy group principally engaged in the downstream gasoline industry in Greece where it manages a network of approximately 560 service stations. The Greek Subcontractor is managed by a full-time executive team and has no common management with the Company. In addition to its principal operations, the Greek Subcontractor is also a licensed trader and physical supplier of marine petroleum products in Greece. On December 30, 1999 and as amended on September 25, 2000, the Company signed a Bunkering Supply and Representation Agreement with the Greek Subcontractor whereby the Greek Subcontractor undertakes to sell and deliver marine petroleum products in transit to the Company's nominated customer vessels within Greek territorial waters. Under the contract, the Greek Subcontractor sells the marine petroleum products to the Company at an amount equal to the Greek Subcontractor's purchase cost of the marine petroleum products from select Greek refineries, plus a margin.

On April 1, 2005, this contract was terminated and superceded by a ten-year Marine Fuel Supply Service Agreement with the Greek Subcontractor. This contract stipulates that the Company and the Greek Subcontractor must transact for a minimum quantity of marine fuel per month, however neither party is required to transact for more than a maximum quantity of marine fuel per month. Under the contract, the Greek Subcontractor undertakes to sell the marine petroleum products to the Company at an amount equal to the Greek Subcontractor's purchase cost of the marine petroleum products from select Greek refineries, plus a margin. The margin will be reviewed and renegotiated annually between the parties. Payment of the Greek Subcontractor's invoices will be made within 30 calendar days from the date of receipt of the invoice. Penalties of 10% will be imposed on late payments. If requested, the Company undertakes to provide security to the Greek Subcontractor by way of a standby letter of credit or other mutually acceptable guarantee in relation to any outstanding balance from time to time. The agreement terminates on March 31, 2015 unless any of the following situations occur prior to the termination date: (i) The Greek Subcontractor's petroleum trading license terminates or is revoked by the Greek authorities, (ii) upon the breach by any party in the performance of any of its obligations, as defined in the agreement, (iii) upon the liquidation or bankruptcy of any party. The Company has a unilateral right to terminate the agreement by serving 12 months' written notice.

During the years ended December 2007, 2008 and 2009, the Company purchased from the Greek Subcontractor marine petroleum products of $159,943, $ 351,532 and $267,767, respectively, all of which are included under cost of marine petroleum products sold in the accompanying consolidated statements of income.

In 2008, the Company entered into an agreement with the Greek Subcontractor. The Company is paying $40 per month and $25 per month per vessel used, in 2008 and 2009, respectively as a barging fee, to the Greek Subcontractor for bunkering services on the Company's behalf at Piraeus and other Greek ports. For the year ended December 31, 2008 and 2009 we paid $700 and $2,505 under the bunkering agreement.

As of December 31, 2008 and 2009, the amounts due to the Greek Subcontractor were $22,462 and $24,844 respectively, and are included under trade payables to related companies in the accompanying consolidated balance sheets.

Also the Subcontractor has entered into bareboat charter agreement with the owners of Aegean III, Aegean VIII, Aegean XII, Aegean Rose, Aegean Daisy, Aegean Breeze I, Aegean Tiffany, Aegean Ace and Aegean Orion at $0.5 per day per vessel. For the year ended December 31, 2008 and 2009 the bareboat charter revenue was $413 and $1,319 and is presented under other revenues in the accompanying consolidated statement of income. In connection with the above bareboat charter agreements with the owners of the vessels, the Company provides management services to the Subcontractor for the ISM code at $10 per month, per vessel. For the year ended December 31, 2008 and 2009 the revenue from the services was $90 and $784 and is also presented under other revenues in the accompanying consolidated statement of income.

Additionally, as of October 1, 2008, the Greek Subcontractor and our subsidiary Aegean Maistros Maritime Company, owner of Ro-Ro Maistros, has signed an agreement so that the Greek Subcontractor undertakes to ship 55,000 cubic meter of petroleum products per annum at Euro 0.07 or $0.09 per cubic meter. This contract was terminated on June 10, 2009, when we sold the two specialty tankers, Maistros and Ostria, to an unaffiliated third party purchaser. For the year ended December 31, 2008 and 2009 we had received $1,379 and $2,143 and are presented under voyage revenues in the accompanying consolidated statement of income.

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

(b) Aegean Shipping Management S.A. and certain vessel-owning companies (hereinafter collectively referred to as "Aegean Shipping"): Aegean Shipping is owned by relatives of Mr. Dimitris Melisanidis and is the owner and operator of an international shipping fleet tankers which are chartered out in the international spot markets. Aegean Shipping is managed by a full-time executive team and has no common management with the Company. The Company's material transactions with Aegean Shipping are described as follows:

(i) Aegean Shipping provided two of the Company's vessels, Aegean Hellas and Fos, with a wide range of shipping services such as technical support and maintenance, insurance arrangement and handling, financial administration and accounting services, in exchange for a management fee. Management fees incurred by the Company for the years ended December 31, 2007, 2008 and 2009, amounted to $54, $0 and $0, respectively, and are separately disclosed in the accompanying consolidated statements of income.

(ii) Aegean Shipping is a customer of the Company. It purchases marine fuel and lubricants, which it consumes during the voyages of its vessels. The Company's sales of marine fuel and lubricants to Aegean Shipping for the years ended December 31, 2007, 2008 and 2009, amounted to $13,509, $9,628 and $5,779, respectively, and are included under sales of marine petroleum products in the accompanying consolidated statements of income.

(iii) During the year ended December 31, 2008, the Company purchased three double hull bunkering tankers, Aegean III, Aegean VIII and Aegean XII from Aegean Shipping for the total purchase price of $18,673.

(iv) On October 14, 2009, the Company's subsidiary, Aegean Ostria Maritime Company, entered into a memorandum of agreement with Aegean Gas Maritime Company, a company owned and controlled by members of the family of Dimitris Melisanidis, the Company's founder and Head of Corporate Development, for the purchase of a 20,000 dwt double hull bunkering barge, the Mediterranean, to be used as a floating storage facility. The purchase price of the vessel was $17.0 million, which was determined by disinterested members of our board of directors to be no greater than it would have been with a third party on an arm's length basis at the time we entered into the memorandum of agreement. The acquisition was completed on February 25, 2010. The purchase was completed by acquiring the shares of the company owing the Mediterranean by amending the memorandum of agreement.

As of December 31, 2008 and 2009, the amounts due from Aegean Shipping were $2,480 and $6,894 respectively, and are included in the accompanying consolidated balance sheets.

(c) General Maritime Corporation ("General Maritime"): Aegean's Chairman of the Board, Mr. Peter C. Georgiopoulos, also serves as Chairman, President and Chief Executive Officer of General Maritime which is a publicly-traded tanker company with shares listed on the New York Stock Exchange. During the years ended December 31, 2007, 2008 and 2009, the Company's sales to General Maritime amounted to $1,196, $1,258 and $7,326, respectively, which are included under sales of marine petroleum products in the accompanying consolidated statements of income. As of December 31, 2007, 2008 and 2009, the amounts due from General Maritime were $45, $21 and $1,144, respectively, which are included in due from related companies in the accompanying consolidated balance sheets.

(d) Fairy Marine Ltd. ("Fairy Marine"): In 2009, the Company entered into three separate agreements with the Fairy Marine, owned and controlled by relatives of Mr. Dimitris Melisanidis, for the vessel Aegean IX. On January 9, 2009 the bareboat charter agreement set $0.2 per day as charter hire, the management agreement, signed on January 10, 2009, was agreed for $6 per month and finally the charter-party agreement, on January 9, 2009, defined the time charter fee for $3.5 per day. For the year ended December 31, 2009, the bareboat and the management agreement resulted to $136, included in the other revenues in the accompanying consolidated balance sheets, while the time charter expenses upon the agreement amounted to $1,201, included in the other operating expenses in the accompanying consolidated balance sheets. As at December 31, 2009 we are liable to the Fairy Marine for the amount of $555, which is included in other payables to related parties in the accompanying consolidated balance sheets.

5. INVENTORIES:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,	
	2008	2009
Held for sale:		
Marine Fuel Oil	44,564	129,767
Marine Gas Oil	9,151	8,921
	53,715	138,688
Held for consumption:		
Marine fuel	517	263
Lubricants	920	959
Stores	33	24
Victuals	145	181
	1,615	1,427
Total	55,330	140,115

6. PREPAYMENTS AND OTHER CURRENT ASSETS:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,	
	2008	2009
Insurance prepaid	410	223
VAT receivable	7,273	12,854
Other prepayments	6,048	11,399
Total	13,731	24,476

7. ADVANCES FOR VESSELS UNDER CONSTRUCTION AND ACQUISITIONS:

On January 13, 2006, the Company signed five separate shipbuilding contracts with the Qingdao Hyundai Shipbuilding Co. Ltd. ("Qingdao Hyundai") for five double skin, double bottom, 5,500 dwt class oil tankers (Hull Numbers QHS-220 to 224). The construction price of each contract is $9,400 which is payable 10% in advance, 20% upon steel cutting, 20% upon keel-laying, 25% upon launching and 25% upon delivery and acceptance. Furthermore, on February 24, 2006, the Company signed five separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the five 5,500 dwt class oil tankers. The price of each such contract is $1,600, which is payable 5% in advance, 10% upon keel-laying, 40% upon launching and 45% upon delivery and acceptance.

On October 18, 2006, the Company signed seven separate shipbuilding contracts with Qingdao Hyundai for seven double skin, double bottom, 5,500 dwt class oil tankers (Hull Numbers QHS-207 to 210 and QHS-215 to 217). The construction price of each contract is $10,000 which is payable 20% in advance, 20% upon steel cutting, 20% upon keel-laying, 20% upon launching and 20% upon delivery and acceptance. Furthermore, on October 19, 2006, the Company signed seven separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the seven 5,500 dwt class oil tankers. The price of each such contract is $1,600, which is payable 5% upon steel cutting, 10% upon keel-laying, 40% upon launching and 45% upon delivery and acceptance.

On May 25, 2007, as amended, the Company signed five separate shipbuilding contracts with Fujian for five 4,600 dwt, double skin, double bottom, product oil tankers (Hull Numbers DN-3800-11 to 15). The construction price of each contract is $9,590 which is payable 8% in advance, 22% upon steel-cutting, 19% upon keel-laying, 12% upon launching and 39% upon delivery and acceptance.

On February 28, 2008, and in connection with the call option agreement with the Qingdao Hyundai Shipbuilding Co. Ltd. ("Qingdao Hyundai"), the Company signed four separate shipbuilding contracts with Qingdao Hyundai for four 5,500 dwt, double skin, double bottom product oil tankers (hull numbers QHS-225 to 228). The construction price of each contract is $10,600 which is payable 30% in advance, 20% upon steel-cutting, 20% upon keel-laying, 20% upon launching and 10% upon delivery and acceptance.

On February 9, 2009, and in connection with the agreement with the Fujian Southeast Shipyard ("Fujian"), which was signed on May 25, 2007, as amended, the Company signed five separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turnkey delivery of the five 4,600 dwt product oil tankers (hull numbers DN-3800-11 to 15). The price of each such contract is $1,150, of which 15% is payable upon keel-laying, 40% is payable upon launching and 45% is payable upon delivery and acceptance.

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

On February 9, 2009, and in connection with the call option agreement with the Qingdao Hyundai Shipbuilding Co. Ltd. ("Qingdao Hyundai"), which was signed on February 28, 2008, the Company signed four separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the four 5,500 dwt, product oil tankers (hull numbers QHS-225 to 228). The price of each such contract is $1,600, of which 15% is payable upon keel-laying, 40% is payable upon launching and 45% is payable upon delivery and acceptance.

On April 30, 2009, the Company signed a Bareboat Charter Agreement with a third-party owner for the charter of a Canadian-flagged 2,315 dwt (built in 2001) double hull Oil Tank Barge, ITB Provider (renamed "PT 22"). The charter period is sixty months. At expiration of the charter and upon the fulfillment of the Company's obligations, which are separately described in the Note 16 ("Capital Leases"), the title of PT 22 will transfer to the Company. Upon entering into the lease, the Company incurred a capital lease obligation of $4,394.

The amounts shown in the accompanying consolidated balance sheets include milestone payments relating to the shipbuilding and engineering contracts and any material related expenses incurred during the construction periods capitalized in accordance with the accounting policy discussed in Note 2.

As of December 31, 2009, the account, advances for vessels under construction and acquisitions, is analyzed as follows:

			December 31, 2009		
Vessel Name	Year of Expected Delivery	Contract Amount	Contract Payments	Capitalized Costs	Total
Fujian Shipyard					
DN-3800-11	2010	10,740	6,485	295	6,780
DN-3800-12	2010	10,740	6,485	156	6,641
DN-3800-13	2010	10,740	4,893	137	5,030
DN-3800-14	2010	10,740	4,893	130	5,023
DN-3800-15	2010	10,740	2,888	117	3,005
Qingdao Hyundai Shipyard					
QHS-209	2009*	11,382	10,799	995	11,794
QHS-210	2009*	11,363	10,851	843	11,694
QHS-215	2010	11,600	8,880	393	9,273
QHS-216	2010	11,600	8,880	324	9,204
QHS-217	2010	11,600	8,880	319	9,199
QHS-222	2010	11,000	7,930	231	8,161
QHS-223	2010	11,000	7,930	219	8,149
QHS-224	2010	11,000	7,930	256	8,186
QHS-225	2010	12,200	10,420	258	10,678
QHS-226	2010	12,200	7,660	247	7,907
QHS-227	2010	12,200	7,660	236	7,896
QHS-228	2010	12,200	7,660	214	7,874
Total		193,045	131,124	5,370	136,494

*Vessel delivered in 2009 but as of December 31, 2009 was not positioned and operational.

Interest on the advances paid by the Company in respect of these contracts is computed at the weighted average borrowing cost of the Company, for the duration of the construction period, and capitalized in advances for vessels under construction on the accompanying balance sheets. Total interest capitalized for the years ended December 31, 2007, 2008 and 2009 was $2,314, $2,868 and $1,774, respectively.

During the years ended December 31, 2008 and 2009, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

	Year Ended December 31,	
	2008	2009
Balance at beginning of period	84,378	113,564
Advances for vessels under construction and related costs	118,396	85,617
Advances for secondhand vessel acquisitions	21,665	29,814
Vessels delivered	(110,875)	(92,501)
Balance at end of period	113,564	136,494

As of December 31, 2009, the remaining obligations under the construction and supervision contracts which are payable within 2010, are $61,921.

8. VESSELS:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2007	149,866	(14,312)	135,554
Vessels acquired and delivered	110,875	—	110,875
Depreciation for the year	—	(12,294)	(12,294)
Balance, December 31, 2008	260,741	(26,606)	234,135
Vessels acquired and delivered	92,501	—	92,501
Vessels sold	(31,327)	1,051	(30,276)
Depreciation for the year	—	(16,438)	(16,438)
Balance, December 31, 2009	321,915	(41,993)	279,922

On June 10, 2009, the Company sold the vessels Maistros and Ostria to an unaffiliated third-party purchaser for an aggregate price of $34,149. The resulting gain on sale of $4,185 is separately reflected in the consolidated statement of income for the year ended December 31, 2009.

On December 18, 2009, the Company sold the vessel Aegean IX to an unaffiliated third-party purchaser for an aggregate price of $400. The loss on sale of $91 was calculated as the sale price less the carrying value of the vessel of $372, related sales expenses of $50 and the carrying value of unamortized dry-docking costs of $69. This loss is separately reflected in the consolidated statement of income for the year ended December 31, 2009.

As of December 31, 2009, the Company was a party as lessee to one capital lease on a PT barge. The gross value of the capital lease is $4,778. The Company also had recorded accumulated depreciation relating to the capital lease of $78.

During the year ended December 31, 2008, the Company took deliveries of the following vessels:

Vessel Name	Date of Operation	Year Built	Size (dwt)	Total Cost Capitalized
Kithnos (DN-3500-3)	01/18/2008	2007	4,626	9,272
Amorgos (DN-3500-4)	02/02/2008	2007	4,664	9,118
Kimolos (DN-3500-5)	03/29/2008	2008	4,664	8,912
Syros (DN-3500-6)	06/16/2008	2008	4,596	9,174
PT 25	07/01/2008	1988	2,560	170
PT 36	07/01/2008	1980	3,730	426
Aegean III	07/08/2008	1990	2,973	5,500
Aegean VIII	07/08/2008	1990	2,973	5,522
Orion	07/23/2008	1991	550	1,096
Maistros (N 2220000)	09/01/2008	2008	2,454	13,778
Mykonos (DN-3500-7)	10/01/2008	2008	4,626	9,484
Alpha Launch	10/01/2008	2004	60	663
Aegean XII	10/17/2008	1979	3,680	7,651
Santorini (DN-3500-8)	12/12/2008	2008	4,629	9,428
Paros (DN-3500-9)	12/20/2008	2008	4,629	8,855
Patmos (QHS-220)	12/29/2008	2008	6,262	11,826
				110,875

For the year ended December 31, 2009, the Company took deliveries of the following vessels:

Vessel Name	Date of Operation	Year Built	Size (dwt)	Total Cost Capitalized
Kalymnos (QHS-221)	06/12/2009	2009	6,283	11,995
Aegean Champion	05/27/2009	1991	23,400	12,810
Aegean Star	10/28/2009	1980	11,520	8,194
Kerkyra (QHS-207)	10/07/2009	2009	6,290	12,583
Ostria (N2230007)	Nil	2009	2,454	16,583
Aegean Ace	05/18/2009	1992	1,615	3,630
Naxos (DN-3500-10)	01/29/2009	2009	4,600	8,844
Ithaki (QHS-208)	10/03/2009	2009	6,272	12,043
PT22	08/20/2009	2001	2,507	4,777
Fujairah Launch	05/07/2009	1991	41	667
Ghana Launch	10/01/2009	2003	8	375
				92,501

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

Cost of vessels at December 31, 2007, 2008 and 2009, includes $19,402, $27,906 and $35,575, respectively, of amounts not included in the contract price of the vessels but which were material expenses incurred upon acquisition and are capitalized in accordance with the accounting policy discussed in Note 2.

As of December 31, 2009, all of the Company's operational vessels, except for the Aegean Flower and Aegean VII were mortgaged under the Company's various debt agreements.

9. OTHER FIXED ASSETS:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Buildings	Other	Total
Cost, December 31, 2007	1,008	750	1,758
Additions	—	549	549
Cost, December 31, 2008	1,008	1,299	2,307
Additions	—	335	335
Disposals	—	(44)	(44)
Cost, December 31, 2009	1,008	1,590	2,598
Accumulated depreciation, December 31, 2007	87	240	327
Depreciation expense	35	264	299
Accumulated depreciation, December 31, 2008	122	504	626
Depreciation expense	37	317	354
Disposals	—	(29)	(29)
Accumulated depreciation, December 31, 2009	159	792	951
Net book value, December 31, 2008	886	795	1,681
Net book value, December 31, 2009	849	798	1,647

10. DEFERRED CHARGES:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Drydocking	Financing Costs	Total
Balance, December 31, 2007	7,999	870	8,869
Additions	7,126	915	8,041
Amortization for the year	(3,640)	(830)	(4,470)
Balance, December 31, 2008	11,485	955	12,440
Additions	7,055	1,200	8,255
Disposals	(69)	—	(69)
Amortization for the year	(4,574)	(676)	(5,250)
Balance, December 31, 2009	13,897	1,479	15,376

The amortization for drydocking costs is separately reflected in the accompanying consolidated statements of income. The amortization of financing costs is included in interest and finance costs in the accompanying consolidated statements of income.

11. SHORT-TERM BORROWINGS:

On March 11, 2008, the Company entered into a one year, annually-renewable revolving overdraft facility with a Greek bank for an amount of $20,000. The facility is secured by a first priority mortgage over the vessels, Vera, Sara and Hope and bears interest at LIBOR plus 2.50%. Furthermore, the credit facility contains financial covenants requiring the Company to ensure that (i) adjusted consolidated book net worth, as defined, not be less than $175,000, (ii) consolidated leverage ratio, as defined, not to exceed 0.65-to-one, and (iii) consolidated liquid funds, as defined, not be less than $25,000.

On September 30, 2008, the Company entered into a one year, renewable on January 31, 2009 and thereafter annually, revolving overdraft facility with international banks for an amount of up to $1,000,000. The "2008 Revolving Overdraft Facility" bears interest at LIBOR plus 1.50% and is annually renewable subject to the consent of the participant banks. The facility is structured in such a way so that, depending on our working capital needs, it allows the amount to be increased with funds from existing or future participant banks, without changing the security documents and incurring new legal costs. The 2008 Revolving Overdraft Facility was renewed retroactively from February 1, 2009, for a period of two years, until January 31, 2011, and described below, in Note 12, "Long-term debt." As a result of this renewal the facility was reclassified from short-term borrowings to long-term debt. This transfer was not treated as a cash outflow for the purposes of the statement of cash flows, but rather was a non-cash transfer between accounts.

On April 23, 2009, the Company renewed retroactively from March 11, 2009, for a period of one year, until March 11, 2010, the revolving overdraft facility with a Greek bank for an amount of $20,000, that was signed on March 11, 2008. The renewed facility bears interest at LIBOR plus 2.50% for the first $10,000 and LIBOR plus 3.50% for the remaining amount. All other terms and conditions remain the same as referred above.

On September 17, 2009, the Company entered into an annually renewable senior secured revolving credit facility with a Greek bank for an amount of $50,000. The facility is secured by, among other things, the Company's receivables and corporate guarantee, and bears interest at LIBOR plus 2.50%. The credit facility contains certain covenants and undertakings that require, among other things, that the Company maintain its listing on the New York Stock Exchange, the net equity base will not be less than $175,000, the interest coverage ratio will not be less than 1.3:1; the total liabilities to total assets will not exceed 65% and the Company maintain additional free liquidity of $25,000 at the end of each calendar month and an average minimum daily free liquidity of $10,000.

On November 19, 2009, the Company entered into an uncommitted Trade Credit Facility ("2009 New Trade Credit Facility") with an international commercial lender. The 2009 New Trade Credit Facility is in an amount of $100,000, with a sub-limit in an amount of $20,000 for a short-term transit and storage financing. The 2009 New Trade Credit Facility has a one-year term. The availability of any letters of credit, overdrafts or cash advances under the 2009 New Trade Credit Facility is subject to the lender's discretion. The facility will bear interest at a rate of the lender's cost of funds plus 2.0% for overdrafts. The facility is guaranteed by the Company and is secured by, among other things, the Company's assigned receivables and fuel oil and gas oil stored or to be stored in a storage facility acceptable to the lender and pledged in its favor. Under the 2009 New Trade Credit Facility the maximum credit terms given to any individual counterparty will be 45 days from the delivery of the products; the inventories will only be financed up to thirty days from the date such inventories are delivered to the storage facility; and the product to be stored and in transit will be financed up to ten calendar days from the date of the bill of lading. The New Trade Credit Facility contains covenants requiring, among other things, that Company's minimum total net equity is at least $80,000; maintain its listing on the New York Stock Exchange; total net equity will not be less than $180,000; and the minimum current ratio will be 1.15 with a minimum working capital need of $50,000 and minimum cash collateral of $5,000 at all times.

As of December 31, 2008 and 2009 the Company had an overdraft balance of $90,000 and $50,000 under its short-term borrowings.

Total interest incurred on short-term borrowings for the years ended December 31, 2007, 2008 and 2009 amounted to $1,082, $7,495 and $930, respectively, and is included in interest and finance costs, in the accompanying consolidated statements of income. During the years ended December 31, 2008 and 2009, the weighted average interest rate (including the margin) was 6.42% and 3.19%.

12. LONG-TERM DEBT:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,	
Borrower(s)	2008	2009
(a) Ocean and Sea Global	15,971	—
(b) Serifos, Kithnos, Santorini, Paros and Naxos	30,312	32,140
(c) Milos, Amorgos, Kimolos, Syros, Mykonos	31,020	28,220
(d) Eton, Benmore and Ingram	14,172	18,384
(e) Tasman and Santon	7,896	13,817
(f) Kerkyra, Ithaki, Kefalonia, Paxoi, Zakynthos, Lefkas and Kythira	28,000	48,865
(g) Andros, Dilos, Ios, Sifnos and Tinos	6,650	19,811
(h) Kassos, Tilos, Halki, Symi	15,100	25,300
(i) Aegean III, VIII, XII	14,500	12,500
(j) Overdraft facility under senior secured credit facility dated 03/16/2009	—	152,000
Total	163,621	351,037
Less: Current portion	(9,352)	(13,147)
Long-term portion	154,269	337,890

(a) On October 26, 2005, as amended, Ocean and Sea Global, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of Euro 13,300,000 to partially finance the construction costs of vessels N 2230007 and N 2220000 (two tranches of Euro 6,650,000 each). Each tranche is available in three advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments, with the first 12 being in the amount of Euro 150,000 each and the remaining 28 being in the amount of Euro 110,000 each, plus a balloon payment of Euro 1,770,000 payable with the last installment. The first installment of each tranche is repayable three months after the date of actual delivery of the respective vessel. On June 17, 2009, the then-outstanding balance under this facility was fully repaid with the proceeds of the sale of the vessels as described in note 8 "Vessels".

(b) On August 30, 2005, as amended, Serifos, Kithnos, Santorini, Paros and Naxos, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $35,500 to partially finance the construction costs of vessels DN-3500-2, DN-3500-3, DN-3500-8, DN-3500-9 and DN-3500-10, respectively (five tranches of $7,100 each). Each tranche is available in seven advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments, with the first 30 being in the amount of $120 each and the remaining ten being in the amount of $110 each, plus a balloon payment of $2,400 payable with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

The loan bears interest at LIBOR plus 1.40% during each vessel's pre-delivery period and at LIBOR plus 1.30% during each vessel's post-delivery period. During the years ended December 31, 2007, 2008 and 2009, the weighted average interest rate (including the margin) was 6.73%, 4.42% and 2.22%, respectively, while at December 31, 2008 and 2009, the interest rate (including the margin) was 3.26% and 1.56%, respectively. As of December 31, 2008 and 2009, the outstanding balance of the loan was $30,312 and $32,140, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $100,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one; that the current ratio shall not be less than 1.25-to-one and that cash and cash equivalents exceed 50% of the current portion of long-term debt.

(c) On February 10, 2006, Milos, Amorgos, Kimolos, Syros and Mykonos, as co-borrowers, jointly and severally entered into a secured term loan with an international bank for an amount of $33,400 to partially finance the construction costs of vessels DN-3500-1, DN-3500-4, DN-3500-5, DN-3500-6 and DN-3500-7, respectively (five tranches of $6,680 each). Each tranche is available in four advances, as defined in the loan agreement. Each tranche is repayable in 48 consecutive quarterly installments, with the first 47 being in the amount of $140 each and the last installment being in the amount of $100. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

On December 19, 2006, this facility was refinanced by a term loan (with identical terms and conditions) with the same bank under the 2006 Senior Secured Credit Facility.

The loan bears interest at LIBOR plus 1.15% plus additional compliance costs. During the years ended December 31, 2007, 2008 and 2009, the weighted average interest rate (including the margin) was 6.37%, 3.97 % and 1.61%, respectively, while at December 31, 2008 and 2009, the interest rate (including the margin) was 2.55% and 1.42%, respectively. As of December 31, 2008 and 2009, the outstanding balance of the loan was $31,020 and $28,220, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that market value adjusted net worth shall not be less than $150,000; that minimum liquidity shall not less than $25,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one.

(d) On October 25, 2006, Eton, Benmore and Ingram, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $26,250 to partially finance the construction costs of vessels QHS-220, QHS-222 and QHS-223 (three tranches of $8,750 each). Each tranche is available in five advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $125 each, plus a balloon payment of $3,750 payable together with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

The loan bears interest at LIBOR plus 1.30% before delivery of each vessel and at LIBOR plus 1.1875% after such vessel's delivery. During the years ended December 31, 2007, 2008 and 2009, the weighted average interest rate (including the margin) was 6.42%, 4.60% and 1.99%, respectively, while at December 31, 2008 and 2009, the interest rate (including the margin) was 3.14% and 1.38%, respectively. As of December 31, 2008 and 2009, the outstanding balance of the loan was $14,172 and $18,384, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $100,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one; that the current ratio shall not be less than 1.25-to-one.

(e) On October 27, 2006, Tasman and Santon, as co-borrowers, jointly and severally entered into a secured term loan with a Greek bank for an amount of $17,600 to partially finance the construction costs of vessels QHS-221 and QHS-224 (two tranches of $8,800 each). Each tranche is available in five advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $154 each, plus a balloon payment of $2,640 payable together with the last installment. The first installment of each tranche is repayable three months after the date of delivery of the respective vessel.

The loan bears interest at LIBOR plus 1.15% on the principal amount repayable in quarterly installments (for each tranche: $6,160) and at LIBOR plus 1.25% on the principal amount repayable in a balloon payment (for each tranche: $2,640). During the years ended December 31, 2007, 2008 and 2009, the weighted average interest rate (including the margin) was 6.42%, 4.60% and 1.69%, respectively, while at December 31, 2008 and 2009, the interest rate (including the margin) was 2.62% and 1.41%, respectively. As of December 31, 2008 and 2009, the outstanding balance of the loan was $7,896 and $13,817, respectively.

(f) On October 30, 2006, Kerkyra, Ithaki, Kefalonia, Paxoi, Zakynthos, Lefkas and Kythira, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $64,750 to partially finance the construction costs of vessels QHS-207, QHS-208, QHS-209, QHS-210, QHS-215, QHS-216 and QHS-217 (seven tranches of $9,250 each). Each tranche is available in five advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $125 each, plus a balloon payment of $4,250 payable together with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

The loan bears interest at LIBOR plus 1.15% before delivery of each vessel and at LIBOR plus 1.05% after such vessel's delivery. During the years ended December 31, 2007, 2008 and 2009, the weighted average interest rate (including the margin) was 6.53%, 4.22% and 1.96%, respectively, while at December 31, 2008 and 2009, the interest rate (including the margin) was 3.00% and 1.34%, respectively. As of December 31, 2008 and 2009, the outstanding balance of the loan was $28,000 and $48,865, respectively. The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $100,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one; that the current ratio shall not be less than 1.25-to-one and that cash and cash equivalents exceed 50% of all debts and interest becoming due in the next 12 month period, excluding working capital facilities and balloons.

(g) On July 5, 2007, Andros, Dilos, Ios, Sifnos and Tinos, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $37,560 to partially finance the construction costs of vessels DN-3800-11, DN-3800-12, DN-3800-13, DN-3800-14 and DN-3800-15 (five tranches of $7,512 each). Each tranche is available in advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $187 each. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

The loan bears interest at LIBOR plus 0.90% before delivery of each vessel and at LIBOR plus 0.85% after such vessel's delivery.

On September 12, 2008, the Company amended the secured term loan which had entered into on July 5, 2007, for an amount of $37,560 with an international bank to partially finance the construction cost of vessels DN-3800-11, DN-3800-12, DN-3800-13, DN-3800-14 and DN-3800-15. This supplemental agreement increases the loan to an amount of $43,160. The loan is available in five tranches of $8,632 each. Each tranche is repayable in 40 consecutive quarterly installments of $216 each. The first installment of each tranche is repayable three months after the date of drawdown of the final advance.

The loan bears interest at LIBOR plus 1.00%. The loan is collateralized by a first priority mortgage over each of the vessels.

During the years ended December 31, 2007, 2008 and 2009, the weighted average interest rate (including the margin) was 6.06%, 4.07% and 1.86%, respectively, while at December 31, 2008 and 2009, the interest rate (including the margin) was 3.36% and 1.25%, respectively. As of December 31, 2008 and 2009, the outstanding balance of the loan was $6,650 and $19,811, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that Market value adjusted net worth shall not be less than $150,000; that minimum liquidity shall not be less than $25,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one.

(h) On April 24, 2008, Kassos, Tilos, Symi, and Halki, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $38,800 to partially finance the construction costs of the vessels QHS-225, QHS-226, QHS-227 and QHS-228 (four tranches of $9,700 each). Each tranche is available in two advances, as defined in the loan agreement. Each tranche is repayable in 40 equal consecutive quarterly installments plus a balloon payment of $4,300 payable with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance. The loan bears interest at LIBOR plus 1.15% and is secured by the first priority mortgage on the five vessels.

During the years ended December 31, 2008 and 2009, the weighted average interest rate (including the margin) was 3.84% and 2.39%, while at December 31, 2008 and 2009, the interest rate (including the margin) was 3.54% and 1.75%. As of December 31, 2008 and 2009, the outstanding balance of the loan was $15,100 and $25,300.

The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $175,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one; that the current ratio shall not be less than 1.25-to-one and that cash and cash equivalents exceed 50% of all debts and interest becoming due in the next 12 month period, excluding working capital facilities and balloons.

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

(i) On July 8, 2008, the Company entered into a secured term loan facility with a Greek bank for an amount of $15,000. The facility is collateralized by a first priority mortgage over the vessels, Aegean III, Aegean VIII and Aegean XII and bears interest at LIBOR plus 1.25%. The loan is repayable in 20 equal consecutive quarterly installments plus a balloon payment of $5,000 payable with the last installment During the years ended December 31, 2008 and 2009, the weighted average interest rate (including the margin) was 3.78% and 2.46%, respectively, while at December 31, 2008 and 2009, the interest rate (including the margin) was 3.24% and 1.75%, respectively. As of December 31, 2008 and 2009, the outstanding balance of the loan was $14,500 and $12,500. The loan agreement contains financial covenants requiring the Company to ensure that Market value adjusted net worth shall not be less than $175,000; that minimum liquidity shall not less than $25,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one.

(j) On March 16, 2009, the Company renewed retroactively from February 1, 2009, for a period of two years, until January 30, 2011, the senior secured syndicated revolving guarantee and letter of credit facility that was signed on September 30, 2008 as described in Note 11 "Short-term borrowings". The participant banks are the same group of international commercial lenders. The amount of the facility is up to $1,000,000, for working capital and general corporate purposes. The renewed facility had a committed amount of up to $250,000 consisting of a guarantee and/or letter of credit line in an amount of up to $147,500 and a cash advance limit in an amount of up to $208,000 on March 31, 2009. The facility bears interest at LIBOR plus 2.50%, while documentary and standby letters of credit are subject to commissions of 0.75% and 1.50%, respectively. As of December 31, 2009, the outstanding balance of the loan was $152,000.

As of December 31, 2009, the outstanding vessel-financing loans are generally collateralized as follows:

- First priority assignment of the shipbuilding contracts and first priority mortgages over the vessels (when completed);
- Assignments of insurance and earnings of the mortgaged vessels (when completed);
- An undertaking from the vessels' manager.

The vessel-financing loan agreements contain ship finance covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the bank's prior consent as well as minimum requirements regarding the ratio of the market value of the relevant vessel to the outstanding loan amount and the ratio of the insured amount of the relevant vessel to the outstanding loan amount. In addition, the borrowing companies and/or their managers must maintain working capital accounts with the lending banks, as defined in the loan agreements. Furthermore, the vessel-owning subsidiary companies are not permitted to pay any dividends without the lenders' prior consent. The vessel-owning subsidiary companies with outstanding loans had restricted net assets amounting to $(4,637) and $(5,154), as of December 31, 2008 and 2009, respectively.

As of December 31, 2009, all of the Company's vessels-under-construction as well as newly-completed vessels, having a total carrying value of $239,337, have been provided as collateral to secure the long-term debt discussed above.

Total interest incurred on long-term debt for the years ended December 31, 2007, 2008 and 2009 amounted to $2,958, $5,384 and $8,366, respectively, and is included in interest expense and finance costs in the accompanying consolidated statements of income. Accrued interest expense on long-term debt as of December 31, 2008 and 2009 amounted to $480 and $318, respectively, and is included in accrued and other current liabilities in the accompanying consolidated balance sheets.

The total amount available and unutilized under the Company's long-term debt agreements was $70,217 as of December 31, 2009.

As of December 31, 2009, the Company was in compliance with all financial covenants on all its loans.

The annual principal payments required to be made after December 31, 2009, are as follows:

	Amount
2010	13,147
2011	167,330
2012	15,330
2013	19,830
2014	13,330
2015 and thereafter	122,070
	351,037

13. COMMITMENTS AND CONTINGENCIES:

(a) *Long-term Supply Contracts:* On December 3, 2004, the Company signed an eight-year Fuel Purchase Agreement with a government refinery in Jamaica for the supply of mainly MFO and MGO at a price equal to average PLATTS prices plus a margin. The contract stipulates that the Company and refinery are not required to transact for more than a maximum quantity of marine fuel per month; however, by mutual agreement, the maximum quantity per month may be revised upwards. Invoices become due thirty calendar days from the date of delivery. Interest on overdue payments accrues at a rate equal to the local overdraft rate in Jamaica. This agreement expires on December 31, 2012.

On April 1, 2005, the Company signed a ten-year Marine Fuel Supply Service Agreement with the Greek Subcontractor (refer to Note 4).

(b) *Standby Letters Of Credit:* In the normal course of business, for certain suppliers, under certain long-term supply contracts, or under certain long-term construction contracts, the Company is required to post standby letters of credit in order to secure lines of credit. As of December 31, 2009, the total outstanding standby letters of credit amounted to $139,675. The Company has not defaulted on payment of any of its accounts payable so as to cause any of the issuers of the standby letters of credit to settle the Company's accounts payable on the Company's behalf. All the standby letters of credit expire during 2010. The Company expects to extend the validity date of these instruments throughout the duration of the Company's contractual or operating relationships with the respective suppliers.

(c) *Environmental and Other Liabilities:* The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company's exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in the accompanying consolidated financial statements. The Company's Protection and Indemnity ("P&I") insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances. The Company's coverage under the P&I insurance policies, except for pollution, are unlimited. Coverage for pollution is $1 billion per vessel per incident.

(d) *Legal Matters:* In November, 2005 an unrelated party filed a declaratory action against one of our subsidiaries before the First Instance Court of Piraeus, Greece. The plaintiff asserted that he was instrumental in the negotiation of the Company's eight-year Fuel Purchase Agreement with a government refinery in Jamaica and sought a judicial affirmation of his alleged contractual right to receive a commission of $1 per metric ton over the life of the contract. In December 2008, the First Instance Court of Piraeus dismissed the plaintiff's action. While the plaintiff's action was still pending in Greece, the plaintiff commenced a new action involving the same cause of action before the Commercial Court of Paris, which dismissed that action in June 2009. Plaintiff's appeal of the dismissal was denied by the Paris Court of Appeal in February 2010. The Company does not believe that the outcome of this lawsuit will have a material effect on the Company.

In January 2010, a former director of our Ghanaian subsidiary and a company controlled by him commenced an action in Ghana against two of our subsidiaries for alleged wrongful termination of such director's directorship and deprivation of an opportunity to hold 70% shares in an oil trading company and 30% shares in a shipping agency allegedly agreed to be formed by the parties. The plaintiffs are seeking a payment of approximately $7 million and damages for breach of trust, extreme mental anguish, pain and suffering, and loss of earnings. The Company believes that the plaintiff's claims are unwarranted and that the outcome of this litigation will have no material effect on the Company.

Various claims, suits, and complains, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities or for which a provision should be established in the accompanying consolidated financial statements.

14. OTHER OPERATING EXPENSES:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year Ended December 31,		
	2007	2008	2009
Bunkering tanker voyage expenses	784	2,020	2,541
Bunkering tanker insurance	1,315	1,920	2,415
Bunkering tanker repairs and maintenance	2,958	4,417	3,275
Bunkering tanker spares and consumable stores	1,874	2,747	4,468
Bunkering tanker consumption of marine petroleum products	7,865	17,796	13,673
Bunkering tanker other operating expenses	1,862	3,097	20,646
Operating cost of the Aegean Hellas	2,930	—	—
Cargo transportation	4,466	12,661	5,987
Provision for doubtful accounts	498	(27)	437
Storage costs	2,905	4,044	2,971
Port and related expenses	1,603	4,403	4,713
General and administrative	6,609	10,723	14,703
Broker commissions	1,437	2,396	2,489
Other	1,936	6,960	1,174
Total	39,042	73,157	79,492

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

15. INTEREST AND FINANCE COSTS:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year Ended December 31,		
	2007	2008	2009
Interest on long-term debt	2,958	5,384	8,366
Interest on short-term borrowings	1,082	7,495	930
Amortization of financing fees	233	830	679
Bank commissions, commitment fees and other charges	1,514	1,536	1,823
Interest on lease payments	—	—	231
Capitalized interest (Notes 7 and 12)	(2,314)	(2,868)	(1,774)
Total	3,473	12,377	10,255

16. CAPITAL LEASES:

As discussed in Note 8, the Company leases Barge PT 22 under a capital lease. The annual future minimum lease payments under the capital lease of Barge PT 22, together with the present value of the net minimum lease payments required to be made after December 31, 2009, are as follows:

	Amount
2010	1,203
2011	1,203
2012	1,203
2013	1,203
2014	402
Total minimum lease payments	5,214
Less: imputed interest	(820)
Present value of minimum lease payments	4,394
Current portion of capitalized lease obligations	1,203
Long-term capitalized lease obligations	3,191

17. EQUITY INCENTIVE PLAN:

The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award which is determined by the closing price of the Company's common stock traded on the NYSE on the grant date, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the vesting period. The expense is recorded in salaries, wages and related costs in the accompanying consolidated statements of income. Aegean is incorporated in a non-taxable jurisdiction and accordingly, no deferred tax assets are recognized for these stock-based incentive awards.

On November 2, 2006, the Company's Board of Directors adopted the 2006 Equity Incentive Plan ("2006 Plan"), under which the Company's officers, key employees and directors are eligible to receive stock-based incentive awards including restricted stock, restricted stock units (with or without dividend equivalents), unrestricted stock, at-the-money nonqualified stock options and stock appreciation rights. The 2006 Plan is administered by the Compensation Committee of the Company's Board of Directors and the aggregate number of shares of common stock reserved under this plan is 4,053,500. The Company's board of directors may terminate the 2006 Plan at any time. The 2006 Plan expires ten years from the date of adoption.

All grants of restricted stock issued under the 2006 Plan are subject to accelerated vesting upon certain circumstances set forth in the 2006 Plan.

The following table summarizes the status of the Company's non-vested shares outstanding for the years ended December 31, 2008 and 2009:

	Unvested Restricted Stock	Weighted Average Grant Date Market Price
At December 31, 2007	227,082	15.51
Granted	153,326	40.62
Vested	(82,180)	20.31
Forfeited	(533)	14.06
At December 31, 2008	297,695	27.12
Granted	564,109	17.97
Vested	(465,695)	22.33
Forfeited	(10,500)	21.54
At December 31, 2009	385,609	24.03

Total compensation cost of $2,863 and $3,459 was recognized and included under salaries, wages and related costs in the accompanying consolidated statements of income for the years ended December 31, 2008 and 2009, respectively.

As of December 31, 2009, there was $5,266 of total unrecognized compensation cost related to non-vested share-based compensation awards. This unrecognized compensation cost at December 31, 2009, is expected to be recognized as compensation expense over a weighted average period of 2.8 years as follows:

	Amount
2010	2,272
2011	1,530
2012	1,136
2013	306
2014	22
	5,266

18. COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL:

Authorized Capital

Aegean was formed on June 6, 2005, under the laws of the Marshall Islands. Aegean's authorized common and preferred stock since inception consisted of 100,000,000 common shares (all in registered form), par value $0.01 per share and 25,000,000 preferred shares (all in registered form), par value $0.01 per share. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any. The Company's board of directors shall have the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred stock.

Share Issuance and Repurchase

On June 8, 2005, Aegean issued 30,472,827 common shares (as restated for the split-ups of common stock, described below), with a $0.01 par value per share, to Leveret and Leveret contemporaneously contributed its direct and indirect ownership in the companies described in Note 1 to Aegean.

On October 3, 2005, Aegean acquired from Leveret 8% of the total then-issued and outstanding common stock of Aegean, representing the entire interests in Leveret of members of Mr. Dimitris Melisanidis' family (other than Mr. Melisanidis himself) for a price of $35,000. Those shares were cancelled upon repurchase, in accordance with a resolution of the board of directors of Aegean. The repurchased shares represented the entire beneficial ownership of those members of Mr. Melisanidis' family. The excess of the purchase price over the par value of the acquired shares is reflected first as a deduction from additional paid-in capital and, upon exhaustion of the balance of additional paid-in capital, as a deduction from retained earnings.

Initial Public Offering

In December 2006, the Company completed its initial public offering in the United States under the United States Securities Act of 1933, as amended. In this respect, 14,375,000 shares of common stock at par value $0.01 were issued for $14.00 per share. The proceeds of the initial public offering, net of underwriting commissions of $14,088, and net of offering expenses of $1,953, amounted to $185,209.

Preferred Share Purchase Rights

In August 2009, the Company authorized and declared a dividend distribution of one preferred share purchase right (a "Right") on each outstanding share of its common stock. The dividend distribution was made to shareholders of record as of August 14, 2009. The rights will become exercisable and trade separately from the common stock upon the earlier of (i) ten days following the public announcement or disclosure that a person or group (an "Acquiring Person") has acquired beneficial ownership, or obtained the right to acquire, 15 percent or more of the outstanding common stock or (ii) ten business days following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in such a group or person becoming an Acquiring Person. In such circumstances, each right entitles shareholders to buy one one-thousandth of a share of a new series of junior participating preferred stock at a purchase price of $100.00. In the event that the rights are triggered, shareholders of record will be able to exercise each right to receive, upon payment of the exercise price, shares of common stock having a market value equal to twice the exercise price. An Acquiring Person will not be entitled to exercise any rights. As of December 31, 2009, no such events had occurred, and no rights have been exercised.

Dividends

The Company declared and paid dividends of $1,705, $1,711 and $1,719 during the years ended December 31, 2007, 2008 and 2009, respectively.

Capital Contributions

The amounts presented in the accompanying consolidated balance sheets as additional paid-in capital comprise (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital, (ii) the estimated value of certain incidental employee services provided to the Company by certain related companies for no consideration, (iii) an allocation of costs for office services historically shared with and the use of office equipment owned by related companies, and (iv) the difference between the par value of the shares issued in the initial public offering in December 2006 and the net proceeds obtained for those shares.

19. EARNINGS PER COMMON SHARE:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the granting of non-vested share-based compensation awards (refer to Note 17), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive.

Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities, and thus, are included in the two-class method of computing earnings per share. This method was adopted on January 1, 2009 and was applied retroactively to all periods presented.

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Year Ended December 31,		
	2007	2008	2009
Basic and diluted income	27,738	39,915	48,525
Less: Dividends declared and undistributed earnings allocated to unvested shares	—	—	(386)
Basic and diluted income Available to common stockholders	27,738	39,915	48,139
Basic weighted average number of common shares outstanding	42,417,111	42,497,450	42,579,187
Add: Dilutive effect of non-vested shares	88,593	128,351	65,261
Diluted weighted average number of common shares outstanding	42,505,704	42,625,801	42,644,448
Basic earnings per common share	0.65	0.94	1.13
Diluted earnings per common share	0.65	0.94	1.13

20. INCOME TAXES:

The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

a) Marshall Islands

We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains.

b) Republic of Liberia

The principal operating entity of the Company, AMP, is incorporated in the Republic of Liberia. Under regulations promulgated by the Liberian Ministry of Finance, because AMP is considered a non-resident domestic corporation, it is not required to pay any tax or file any report or return with the Republic of Liberia in respect of income derived from its operations outside of the Republic of Liberia. The Liberian Ministry of Justice has issued an opinion that these regulations are valid.

c) Greece

AMP has a branch office established in Greece. Under the laws of Greece, and in particular Greek Law 3427/2005 which amended, replaced and supplemented provisions of Law 89/1967 as of January 1, 2006, AMP is taxed on a cost plus basis (5%) on expenses incurred by its branch office in Greece. Furthermore, AMP is exempt from Greek income tax, as well as any other tax, charge or contribution in favor of the Greek State or any third party, on income derived from all its transactions worldwide in petroleum products, lubricants and similar commodities, the object of which lies outside of Greece.

d) United States

A foreign corporation which is engaged in a trade or business in the United States will be subject to corporate income tax and branch profits tax at a combined rate of up to 54.5% on its income which is effectively connected with its United States trade or business, or Effectively Connected Income.

Income from the sale of inventory property outside the United States by a foreign corporation will be treated as Effectively Connected Income if the corporation has a fixed place of business in the United States to which such income is attributable, unless (1) the property is sold for use, consumption or disposition outside the United States, and (2) the taxpayer has a fixed place of business in a foreign country which materially participates in the sale.

While we have a place of business in the United States, we believe that none of our income would be treated as Effectively Connected Income under the rules discussed above. Specifically, we anticipate that (1) all of our sales of petroleum products will occur outside the United States; (2) such products will be sold for use, consumption or disposition outside the United States, and (3) one of our foreign offices will materially participate in such sales. Therefore, we anticipate that none of our income will be subject to United States federal income tax on a net basis.

e) Belgium

In October 2007 the Company completed the acquisition of BAS, a marine fuel logistics company incorporated in Belgium. BAS is subject to Belgian income taxes.

The components of BAS's (expense)/benefit for income taxes are as follows:

	Year Ended December 31,	
	2008	2009
Current tax (expense) benefit	(179)	(30)
Deferred tax (expense) benefit	—	768
Income tax (expense) benefit	(179)	738
Effective tax rate	6.79%	(67.71%)

The reconciliation between effective tax rate in Belgium on income from continuing operations and the statutory tax rate is as follows:

	Year Ended December 31,	
	2008	2009
Income tax on profit/(loss) before tax at statutory rate	(937)	862
Effect of permanent differences	758	(124)
Total tax (expense) benefit	(179)	738

Deferred income taxes are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting. The tax effects of temporary differences that give rise to the deferred tax asset are as follows:

	Year Ended December 31,	
	2008	2009
Deferred tax assets:		
Carryforward of notional interest deduction	—	38
Tax carryforward losses	—	234
Investment tax incentive	—	496
Total deferred tax assets	—	768

In the accompanying balance sheets, the deferred income tax assets are included in the current assets by the amount of $170, and in the non-current assets by the amount of $598. Of the $768 income tax benefit at December 31, 2009 that are carryforwards, the $38 will expire in 2016, if unused. The remaining balance does not expire. As of and for the year ended December 31, 2009, we have not recorded a valuation allowance.

f) Canada

In July 2008 the Company completed the acquisition of ICS, a marine fuel logistics company incorporated in Canada. ICS is subject to Canadian income taxes.

The components of ICS's (expense)/benefit for income taxes are as follows:

	Year Ended December 31,	
	2008	2009
Current tax expense	(1,700)	(891)
Deferred tax expense	—	—
Income tax provision	(1,700)	(891)
Effective tax rate	34.14%	25.11%

The reconciliation between our effective tax rate on income from continuing operations and the statutory tax rate is as follows:

	Year Ended December 31,	
	2008	2009
Income tax on profit before tax at statutory rate	(1,631)	(822)
Effect of permanent differences	(69)	(69)
Total tax expense	(1,700)	(891)

g) Other

Generally, under the laws of the countries of the vessel-owning companies' and the Manager's incorporation and/or vessels' registration, the vessel-owning companies and the Manager were not subject to tax on shipping income. However, the vessel-owning companies are subject to registration and tonnage taxes, which have been included in other operating expenses in the accompanying consolidated statements of income.

The Company adopted the provisions of ASC 740-10-25, "Accounting for Uncertainty in Income Taxes," on January 1, 2007. At December 31, 2009, the Company does not have any uncertain tax filing positions. As a result, the Company has included all of its tax benefits in its disclosure of future income tax assets and liabilities, as discussed above. There are no significant changes to this assessment of uncertain tax filing positions anticipated within the next 12 months.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. During the year ended December 31, 2009, the Company did not recognize any interest or penalties.

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

The Company files income tax returns in the Canadian federal jurisdiction and various provincial jurisdictions, as well as the Belgian federal jurisdiction. In the normal course of business, the Company is subject to examination by taxing authorities. Open tax years in Canada range from 2006 to 2009, while open tax years in Belgium range from 2003 to 2009. However, upon examination in subsequent years, if net operating loss carry forwards and tax credit carry forwards are utilized, the Canadian and Belgian jurisdictions can reduce net operating loss carry forwards and tax credit carry forwards utilized in the year being examined if they do not agree with the carry forward amount. As of December 31, 2009, the Company was not under audit in the Canadian or Belgian taxing jurisdictions.

21. ACCUMULATED OTHER COMPREHENSIVE INCOME:

During 2008 and 2009, the Company reported cumulative translation adjustments in accumulated other comprehensive income, arising from the translation of the financial statements of its Euro functional currency subsidiaries into U.S. dollars. As of December 31, 2008 the amount of cumulative translation adjustments was $211. As of December 31, 2009, due to the sale of the vessels of these subsidiaries, the amount of cumulative translation adjustments is $0.

22. BUSINESS SEGMENTS AND GEOGRAPHICAL INFORMATION:

The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.

The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

The Company is domiciled in the Marshall Islands but provides no services in that location. It is impracticable to disclose revenues from external customers attributable to individual foreign countries because where the customer is invoiced is not necessarily the country of domicile. In addition, due to the nature of the shipping industry, where services are provided on a worldwide basis, the country of domicile of the customer does not provide useful information regarding the risk that this disclosure is intended to address.

The Company's long-lived assets mainly consist of bunkering tankers, which are positioned across the Company's existing territories and which management, including the chief operating decision maker, reviews on a periodic basis and reposition among the Company's existing or new territories to optimize the vessel per geographical territory ratio. The Company's vessels operate within or outside the territorial waters of each geographical location and, under international law, shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company's vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

23. SUBSEQUENT EVENTS:

Acquisition of Verbeke Bunkering Business. The Company has entered into a binding heads of agreement to acquire the bunkering business of Verbeke Shipping N.V. (the "Verbeke Bunkering Business"), including Verbeke Bunkering N.V. ("Verbeke Bunkering"). Verbeke Bunkering is a leading physical supplier of marine fuel in the Antwerp-Rotterdam-Amsterdam (ARA) region, including surrounding ports of Ghent, Zeebruges, Flushing, Terneuzen, and Sluiskil. Verbeke Bunkering operates a fleet of 18 bunkering barges, of which nine are double hull, and provides marine fuel delivery services in port to a diverse group of ship operators as well as marine fuel traders, brokers and other users.

As a result of the transaction, the Company expects to acquire seven bunkering barges, of which one is double hull; a minority ownership interest in one double hull bunkering barge; and a 10% and a 50% ownership interest in a double hull bunkering barge and a newbuilding double hull bunkering barge to be delivered, respectively. The Company plans to use one single hull bunkering barge as a floating storage facility and the remaining vessels in the delivery of marine petroleum products. The Company also expects to assume the charters for nine vessels currently chartered-in by Verbeke Bunkering.

The aggregate purchase price for the Verbeke Bunkering Business will be calculated based on a formula of a basic purchase price to be agreed, adjusted for, among other things, the level of marine fuel inventory and provisions, accounts receivable and accounts payable as of December 31, 2009.

The acquisition the Verbeke Bunkering Business is subject to the completion of detailed documentation and satisfaction of certain conditions, including:

- the Company's satisfaction of results of legal, accounting, financial and operational due diligence;
- the agreement on the basic purchase amount;
- the receipt of required consents and approvals;
- the absence of any event reasonably likely to have a material adverse effect on the Verbeke Bunkering Business; and
- the retention of existing trade and business financing.

In addition, the sellers have the right to rescind the transaction if the purchase price is determined to be lower than Euro 40.0 million, including all adjustments for the level of marine fuel inventory and provisions, accounts receivable and accounts payable. Assuming all the conditions are met, the Company expects the Verbeke Bunkering Business acquisition to close in the beginning of the second quarter of 2010.

Purchase of Floating Storage Facilities. On October 14, 2009, the Company's subsidiary, Aegean Ostria Maritime Company, entered into a memorandum of agreement with Aegean Gas Maritime Company, a company owned and controlled by members of the family of Dimitris Melisanidis, the Company's founder and Head of Corporate Development, for the purchase of a 20,000 dwt double hull bunkering barge, the Mediterranean, used as a floating storage facility. The purchase price of the vessel was $17.0 million. The purchase price of the Mediterranean was determined by disinterested members of the Company's board of directors to be no greater than it would have been with a third party on an arm's length basis at the time it entered into the memorandum of agreement. The acquisition was completed on February 25, 2010. The purchase was completed by acquiring the shares of the company owing the Mediterranean by amending the memorandum of agreement.

On January 14, 2010, the Company entered into a memorandum of agreement with a third-party seller for the purchase of a 84,040 dwt double hull bunkering tanker, the Difko Chaser (which will be renamed "Aeolos") to be used as a floating storage. The purchase price of the vessel was $6.5 million.

Purchase of Jamaican Property. On January 14, 2010, the Company entered into an agreement with related companies owned and controlled by members of Mr. Melisanidis' family, for the purchase of property in Jamaica, to be used as a land-based storage facility. The purchase price for the property was $9.8 million. The purchase price of the property was determined by disinterested members of the Company's board of directors to be no greater than it would have been with a third party on an arm's length basis at the time the Company entered into the purchase agreement. The closing of the acquisition is subject to a number of conditions precedent, including that the Company shall have secured the necessary financing.

Delivery of the Newbuildings. On January 20, 2010, the Company took delivery of the Zakynthos, a 6,272 dwt double hull bunkering tanker newbuilding from the Qingdao Hyundai Shipyard in China ("Qingdao Hyundai") that bears a construction cost of $10,852. The Zakynthos is deployed in the Company's service center in Gibraltar.

On February 5, 2010, the Company took delivery of the Andros, with a construction cost of $10,700, a 4,605 dwt double hull bunkering tanker newbuilding from the Fujian Southeast Shipyard in China. The Company deployed the Andros to its Fujairah service center. On March 15, 2010, the Company took delivery of the Lefkas, with a construction cost of $10,888, a 5,500 dwt double hull bunkering tanker newbuilding from the Qingdao Hyundai Shipyard in China ("Qingdao Hyundai"). The Lefkas is deployed in the Company's service center in Singapore.

Shares Offering. On January 27, 2010, the Company completed its public offering in the United States under the United States Securities Act. In this respect, 4,491,900 shares of common stock at par value $0.01 were issued for $32.75 per share. The proceeds of the public offering, net of underwriting commissions of $7,355, amounted to $139,754.

Market for Registrant's Common Equity and Related Stockholder Matters

OFFER AND LISTING DETAILS

Shares of our common stock commenced trading on the New York Stock Exchange on December 8, 2006 under the symbol "ANW".

The high and low market prices of shares of our common stock on the New York Stock Exchange since December 8, 2006 are as follows:

For the Period	Low	High
December 8 to December 31, 2006	$14.53	$17.44
Year ended December 31, 2007	$13.70	$48.63
Year ended December 31, 2008	$ 7.93	$40.69
Year ended December 31, 2009	$13.25	$28.04
First Quarter 2008	$25.54	$38.12
Second Quarter 2008	$35.26	$40.69
Third Quarter 2008	$20.80	$40.00
Fourth Quarter 2008	$ 7.93	$21.32
First Quarter 2009	$14.01	$19.92
Second Quarter 2009	$13.25	$18.19
Third Quarter 2009	$15.50	$23.43
Fourth Quarter 2009	$20.95	$28.04
October 2009	$20.70	$25.56
November 2009	$22.68	$28.25
December 2009	$25.71	$28.87
January 2010	$28.53	$33.93
February 2010	$28.15	$32.38
March 2010*	$26.44	$28.55

*Through March 30, 2010.

DIVIDEND DISTRIBUTION POLICY

Our policy is to pay regular cash dividends on a quarterly basis on shares of our common stock so long as we have sufficient capital or earnings to do so. While we cannot assure you that we will do so, and subject to, among other things, legal requirements, our ability to obtain financing on terms acceptable to us and our ability to satisfy financial covenants contained in our financing arrangements, we paid dividends of $0.01 per share in March, June, September and December 2009 for the fourth quarter of 2008 and the first, second and third quarters of 2009, respectively. We have also declared a dividend of $0.01 per share payable in March 2010 for the fourth quarter of 2010. We anticipate retaining most of our future earnings, if any, for use in our operations and the expansion of our business. Any further determination as to dividend policy will be made by our board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, our future earnings, capital requirements, financial condition and future prospects and such other factors as our board of directors may deem relevant.

Marshall Islands law generally prohibits the payment of dividends other than from surplus, when a company is insolvent or if the payment of the dividend would render the company insolvent.

In addition, we may incur expenses or liabilities, including extraordinary expenses, which could include costs of claims and related litigation expenses, or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends or for which our board of directors may determine requires the establishment of reserves. Our board of directors may determine to finance our growth with cash from operations, which would reduce or even eliminate the amount of cash available for the payment of dividends.

Our ability to pay dividends is also subject to our ability to satisfy financial covenants contained in our financing arrangements. Under our $300 and $50 million senior secured credit facilities, we are prohibited from paying dividends if, among other things: (i) an event of default has occurred or will occur as a result of the payment of the dividend; (ii) our book net worth is less than $175.0 million; (iii) our ratio of total liabilities to total assets exceeds 0.65-to-one; (iv) we fail to maintain free liquidity of $25.0 million in an account at our lender's bank at the end of each month with average minimum daily free liquidity of $10.0 million, or (v) our interest cover is less than 1.3. Under our new trade credit facility, we are prohibited from paying dividends if, among other things: (i) an event of default has occurred or will occur as a result of the payment of the dividend; (ii) our minimum net equity base is less than $80 million; (iii) the net equity base of our guarantor is less than $180 million; or (iv) our guarantor fails to maintain a current ratio of 1.15 with a minimum working capital need of $50 million.

Corporate Information

Senior Officers

E. Nikolas Tavlarios
President

Spyridon Fokas
General Counsel, Corporate Secretary and Director

Spyros Gianniotis
Chief Financial Officer

Dimitris Melisanidis
Head of Corporate Development

Gregory Robolakis
General Manager
Aegean Marine Petroleum S.A.

Nick Hondos
General Manager
Aegean Bunkering Services Inc.

Board of Directors

Peter C. Georgiopoulos, Chairman
Chairman
General Maritime Corporation
Chairman
Genco Shipping & Trading Limited
Chairman
Baltic Trading Limited

Spyridon Fokas
General Counsel, Corporate Secretary and Director
Aegean Marine Petroleum Network Inc.

George Konomos[2][3]
Principal
Latigo Partners

Konstantinos Koutsomitopoulos[1][2]
Independent Consultant

Yannis N. Papanicolaou[1][3]
Independent Consultant

Abel L. Rasterhoff[2][3]
Director
Capital Product Partners LP

John P. Tavlarios
President
General Maritime Corporation

(1) Compensation Committee
(2) Nominating and Corporate Governance Committee
(3) Audit Committee

Corporate Offices

Aegean Marine Petroleum Network Inc.
42, Hatzikiriakou Avenue
Piraeus 18538, Greece
Tel: +30 210 458-6200
www.ampni.com

Aegean Marine Petroleum Network Inc.
299 Park Avenue, 2nd Floor
New York, New York 10171
Tel: (212) 763-5670
www.ampni.com

Stock Listing

Aegean Marine Petroleum Network Inc.'s common stock is traded on the New York Stock Exchange under the symbol ANW.

Transfer Agent

Computershare Trust Company, Inc.
350 Indiana Street, Suite 800
Golden, Colorado 80401
Tel: (303) 262-0600

Legal Counsel

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Tel: (212) 574-1200

Independent Auditors

Deloitte Hadjipavlou Sofianos & Cambanis S.A.,
Member of Deloitte Touche Tohmatsu
250-254 Kifissias Avenue, Halandri
Athens 15231, Greece
Tel: +30 210 678-1100

Investor Relations Contacts

Aegean Marine Petroleum Network Inc.
299 Park Avenue, 2nd Floor
New York, New York 10171
Tel: (212) 763-5665
investor@ampni.com

Notice of Annual Meeting

Aegean Marine Petroleum Network Inc. will conduct its Annual Meeting at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, New York on May 13th, 2010 at 10:30 a.m.

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com



Aegean owns and operates one of the largest double-hull bunkering fleets in the world with 40 vessels currently in operation and 15 newbuildings to be delivered through 2010. The Company boasts a global presence in 14 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, West Africa, Tanger-Med, Gibraltar, U.K., Northern Europe, Piraeus, Patras, U.A.E. and Singapore.



AEGEAN MARINE PETROLEUM NETWORK INC.

42, Hatzikiriakou Avenue, Piraeus 18538, Greece

Tel: +30 210 458-6200 www.ampni.com